Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SALTCHUK RESOURCES, INC.,

HURON MERGECO., INC.

and

GREAT LAKES DREDGE & DOCK CORPORATION

Dated as of February 10, 2026

i

ii

Annex I	Defined Terms
Annex II	Conditions to the Offer

iii

AGREEMENT AND PLAN OF MERGER, dated as of February 10, 2026 (this “Agreement”), by and among Saltchuk Resources, Inc., a Washington corporation (“Parent”), Huron MergeCo., Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I, and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, Parent proposes to cause Sub to make a tender offer (as it may be amended, extended and supplemented from time to time as permitted under this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), at a price per Share (as defined below) of $17.00 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller thereof in cash, without interest, on the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, as soon as practicable following the Acceptance Time (as defined below), upon the terms and subject to the conditions set forth in this Agreement, Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by this Agreement, the “Transactions”) in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each issued and outstanding Share, other than Dissenting Shares and Shares owned by Parent, Sub, the Company or any of their respective Subsidiaries, will be converted into the right to receive the Offer Price in cash, without interest;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement and declared this Agreement and the Transactions, including the Offer and the Merger, advisable, (b) approved the execution, delivery and performance of, and adopted, this Agreement and the consummation of the Transactions, including the Merger and the Offer, in accordance with the DGCL, (c) resolved that the Merger shall be effected under and governed by Section 251(h) of the DGCL and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Sub pursuant to the Offer (this clause (d), the “Company Recommendation”), in each case, on the terms and conditions of this Agreement;

WHEREAS, the respective boards of directors of Parent and Sub have each approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Offer and the Merger, and declared this Agreement and the Transactions, including the Offer and the Merger, advisable;

WHEREAS, the Company, Parent and Sub acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Acceptance Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent has delivered the Debt Commitment Letter (as defined below) to the Company; and

WHEREAS, each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.01 The Offer.

(a) Commencement of the Offer. Provided that this Agreement has not been terminated pursuant to Section 7.01, as promptly as reasonably practicable after the date of this Agreement on a date mutually agreed between Parent and the Company (and, in any event, within fifteen (15) Business Days after the date of this Agreement), Sub shall, and Parent shall cause Sub to, commence, within the meaning of Rule 14d-2 promulgated under the Exchange Act, the Offer (the date and time of the commencement of the Offer, the “Commencement Time”).

(b) Conditions of the Offer.

(i) The obligations of Sub to, and of Parent to cause Sub to, accept for payment, and purchase and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the terms and conditions of this Agreement, including the satisfaction or waiver of the conditions set forth in Annex II (the “Offer Conditions”), and not any other conditions. Subject to Section 1.01(c), the Offer shall initially be scheduled to expire at one minute after 11:59 p.m. (New York City time) on the date that is twenty (20) Business Days following (and including the day of) the Commencement Time (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”).

(ii) Sub expressly reserves the right to (A) increase the amount of cash constituting the Offer Price and/or (B) waive, in whole or in part, any Offer Condition or modify the terms of the Offer not inconsistent with the terms of this Agreement; provided, however, that, without the prior written consent of the Company, Sub shall not, and Parent shall not permit Sub to, (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer Price (other than as permitted by Section 2.01(b)), (3) amend, modify or waive the Minimum Tender Condition or the conditions set forth in clause (b) and clauses (c)(i) and (c)(vi) of Annex II), (4) add to the Offer Conditions or other conditions of the Offer or amend, modify or supplement any Offer Condition or other conditions of the Offer, (5) except as expressly provided in Section 1.01(c), terminate, extend or otherwise amend or modify the expiration date of the Offer, (6) change the form of consideration payable in the Offer, (7) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares or that would reasonably be expected to cause any delay of Parent or Sub to consummate the Offer or (8) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c) Extension of the Offer.

(i) Notwithstanding any other provision of this Agreement to the contrary, (A) Sub may, in its sole discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for additional periods of up to ten (10) Business Days (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension (or such longer period as the parties may agree) each, if, at any then-scheduled Expiration Date, any Offer Condition shall not have been satisfied or waived by Sub or Parent, in order to permit such Offer Condition to be satisfied; provided, however, that, in the event that at any then-scheduled Expiration Date, the Minimum Tender Condition is the only Offer Condition not satisfied (other than conditions that by their nature are only to be satisfied at the Acceptance Time, provided such conditions would be satisfied if the Acceptance Time were to then occur), then Sub shall not be permitted to extend the Offer under this Section 1.01(c)(i)(A) more than four (4) times in the aggregate; and (B) Sub shall, and Parent shall cause Sub, to extend the Offer for the minimum period required by applicable Law or by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; provided, however, that, in each case of the foregoing clauses (A) and (B), Sub shall not be required to, and Parent shall not be required to cause Sub to, extend the Offer beyond the Outside Date or the date this Agreement is validly terminated in accordance with Section 7.01.

(ii) Notwithstanding any other provision of this Agreement to the contrary, if, at any then-scheduled Expiration Date, any Offer Condition shall not have been satisfied or, if permitted by this Agreement, waived by Parent or Sub at such time, then if requested by the Company, Sub shall, and Parent shall cause Sub to, extend the Offer for additional periods of ten (10) Business Days (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension (or such other period as the parties may agree); provided, however, that, in the event that at any then-scheduled Expiration Date, the Minimum Tender Condition is the only Offer Condition not satisfied (other than conditions that by their nature are only to be satisfied at the Acceptance Time, provided such conditions would be satisfied if the Offer were to then expire), Sub shall not be required to, and Parent shall not be required to cause Sub to, further extend the Offer under this Section 1.01(c)(ii) more than four (4) times in the aggregate; provided, further, that Sub shall not be required to, and Parent shall not be required to cause Sub to, extend the Offer beyond the Outside Date or the date this Agreement is validly terminated in accordance with Section 7.01.

(d) Offer Closing. Upon the terms and subject to the conditions of the Offer and this Agreement, Sub shall, and Parent shall cause Sub to, (i) immediately following (and, in any event, no later than 8:30 a.m. (New York City time) one (1) Business Day (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) after) the Expiration Date (if each Offer Condition shall have been satisfied or, if permitted by this Agreement, waived at such time) irrevocably accept for purchase and payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (provided, that, for the avoidance of doubt, if the Expiration Date is the Outside Date, such acceptance shall occur on the Outside Date) (such acceptance, the “Offer Closing”, and the date and time at which the Offer Closing occurs, the “Acceptance Time”), and (ii) pay (subject to any required Tax withholdings) for all such Shares as promptly as practicable after (and, in any event, within two (2) Business Days (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Acceptance Time).

(e) Offer Termination. The Offer may not be terminated or withdrawn prior to any scheduled Expiration Date, unless this Agreement is validly terminated in accordance with Section 7.01. If (i) at any then-scheduled Expiration Date, (A) the Minimum Tender Condition shall not have been satisfied and (B) no additional extensions or re-extensions of the Offer are required pursuant to this Section 1.01 (and Sub does not elect to extend the Offer pursuant to Section 1.01(c)(i))(A) or (ii) this Agreement is terminated pursuant to Section 7.01, then, in each case, Sub shall promptly (and, in any event, within one (1) Business Day (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter), irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to clause (i) of the immediately preceding sentence is referred to in this Agreement as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to in this Agreement as the “Offer Termination Date.” If the Offer is terminated or withdrawn by Sub, or this Agreement is terminated in accordance with Section 7.01, Sub shall promptly return, and shall cause any depository acting on behalf of Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(f) Offer Documents. As soon as practicable on the date of commencement (within the meaning of Rule 14d-2 of the Exchange Act) of the Offer, Parent and Sub shall file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto, the “Schedule TO”), which shall include, as exhibits, or incorporate by reference, an offer to purchase and a related letter of transmittal, a summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made (such Schedule TO and the documents attached as exhibits thereto, together with any amendments or supplements thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the holders of Shares as and to the extent required by U.S. securities Laws and the rules and regulations of the SEC promulgated thereunder. The Company shall promptly furnish to Parent and Sub and their counsel all information concerning the Company or any of its affiliates or holders of Shares that is required by the Exchange Act or reasonably requested by Parent or Sub to be set forth in the Offer Documents. Prior to the filing of the Offer Documents (or any amendment or supplement thereto) or the dissemination thereof to the holders of Shares, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, unless a Change of Company Recommendation has occurred in accordance with Section 5.03(e) or Section 5.03(f), Parent and Sub shall provide the Company and its counsel a reasonable opportunity to review and to propose comments on such Offer Documents or response and Parent and Sub shall give reasonable and good faith consideration to any comments provided by the Company and its counsel. Each of Parent, Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Shares, in each case, as and to the extent required by U.S. securities Laws and the rules and regulations of the SEC promulgated thereunder. Unless a Change of Company Recommendation has occurred in accordance with Section 5.03(e) or Section 5.03(f), Parent and Sub shall be entitled to include the Company Recommendation in the Offer Documents. Parent and Sub shall promptly notify the Company and its counsel upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Offer Documents, and shall provide the Company and its counsel with copies of all correspondence between Parent, Sub and their respective representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand (and shall orally describe any oral comments). Parent and Sub shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Offer Documents.

(g) Offer Price. Parent shall provide, or cause to be provided to Sub, on a timely basis, and in any event prior to the Offer Closing, all of the funds necessary to purchase any Shares that Sub becomes obligated to purchase pursuant to the Offer; provided that in no way shall this Section 1.01(g) reduce, offset or limit the obligations of Parent pursuant to Section 2.02(a).

Section 1.02 Company Actions.

(a) Schedule 14D-9. On the date the initial Offer Documents are filed with the SEC, the Company shall, in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”), which shall, subject to applicable Law: (i) reflect the terms and conditions of this Agreement, (ii) describe and make the Company Recommendation with respect to the Offer (provided that there has not been a Change of Company Recommendation), (iii) include the notice of appraisal rights in the Merger to the holders of Shares required by Section 262 of the DGCL, (iv) include the disclosure contemplated by Item 1015(b) of regulation MA of the SEC with respect to the opinion described in Section 3.22, and (v) include a summary of the financial projections of the Company provided by the Company to Parent and provided by the Company to Guggenheim Securities, LLC for its use in connection with its rendering of its opinion referenced in Section 3.22. The Company and Parent shall cooperate to cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Shares together with the Offer Documents. Parent and Sub shall promptly furnish to the Company and their counsel all information concerning Parent and Sub that is required by the Exchange Act to be set forth in the Schedule 14D-9. Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the holders of Shares, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent and its counsel a reasonable opportunity to review and to propose comments on the Schedule 14D-9 or response and the Company shall give reasonable and good faith consideration to any comments provided by Parent and its counsel. Each of the Company, Parent and Sub shall promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws and regulations of the SEC promulgated thereunder. The Company shall promptly notify Parent and its counsel upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Schedule 14D-9, and shall provide Parent and its counsel with copies of all correspondence between the Company and the Company Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand (and shall orally describe any oral comments). The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Schedule 14D-9. Unless there has been a Change of Company Recommendation, the Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation contained in the Schedule 14D-9.

(b) Stockholder Lists. In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Sub promptly following the date hereof with mailing labels containing the names and addresses of the record holders of Shares, together, to the extent reasonably available, with copies of lists of holders of Shares, security position listings and computer files in the Company’s possession or control regarding the beneficial owners of Shares, and shall furnish to Sub such information (including, to the extent reasonably available, updated lists of record holders and stockholders, security position listings and computer files), in each case, as of the most recent practicable date, and such other assistance as Parent may reasonably request in communicating the Offer to the holders of Shares (the date of the list used to determine the persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) Business Days (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated). Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Sub: (i) shall keep confidential and not disclose such information, including the information contained in any such labels, lists, listings and files, in each case as required by the Confidentiality Agreement, (ii) shall use such information only (and shall not disclose any such information except) in connection with the Offer and the Merger, and (iii) if this Agreement shall be terminated, shall, upon written request by the Company, deliver to the Company or destroy, at Parent’s election, all copies of such information then in their possession or control to the extent required under the Confidentiality Agreement.

(c) Share Registry. The Company shall instruct its transfer agent to register the transfer of the Shares accepted for payment by Sub effective immediately after the Acceptance Time.

Section 1.03 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the Section 251(h) of the DGCL, without a vote on the adoption of this Agreement by the holders of Shares, at the Effective Time, Sub shall be merged with and into the Company, whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with Section 259 of the DGCL.

Section 1.04 Closing. The closing of the Merger (the “Closing”) will take place by the exchange of electronic signatures and documents as soon as practicable on the same Business Day as the Acceptance Time, or at another date and time agreed to in writing by the parties hereto prior to the Acceptance Time, provided that if the conditions set forth in Article VI shall not be satisfied or waived in accordance with this Agreement by such date, the Closing shall occur on the first Business Day on which the conditions set forth in Article VI shall be satisfied or waived in accordance with this Agreement.

Section 1.05 Effective Time. Concurrently with the Closing, the Company shall file a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

Section 1.06 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time (i) the Second Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”), as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety to be in the form of the certificate of incorporation of Sub and to include the provisions required therein by Section 5.07(d) (except with respect to the name of the Surviving Corporation, which from and after the Effective Time shall be the name of the Company and except with respect to provisions naming the initial board of directors or the incorporator, which shall be omitted), and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, and (ii) the Second Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to read as the bylaws of Sub and to include the provisions required therein by Section 5.07(d) (except that references to the name of Sub shall be replaced by references to the name of the Surviving Corporation), and as so amended and restated, shall be the bylaws of the Surviving Corporation, in each case until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation. At least five (5) Business Days prior to the Effective Time, Parent shall deliver to the Company drafts of each of the certificate of incorporation of the Surviving Corporation and the bylaws of the Surviving Corporation and shall consider any comments thereto provided that such comments are consistent with this Section 1.06(a) and Section 5.07(d).

(b) Directors. Subject to applicable Law, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The Company shall use its reasonable best efforts to cause each director of the Company immediately prior to the Effective Time to execute and deliver a letter effecting their resignation as a member of the board of directors of the Company, conditioned upon and to be effective as of the Effective Time.

(c) Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any capital stock of the Company or Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock (each, a “Share” and collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and Dissenting Shares, shall automatically be converted into the right to receive the Offer Price in cash (the “Merger Consideration”), without interest and subject to Section 2.05, and all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate representing a Share (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and Dissenting Shares) shall thereafter be cancelled and cease to have any rights with respect thereto, except the right to receive the Merger Consideration without interest thereon, subject to Section 2.05, upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by the Company or any Company Subsidiary and all Shares owned of record by Parent, Sub (including Shares irrevocably accepted for payment by Sub in the Offer) or any of their respective wholly-owned Subsidiaries (in each case, other than those held on behalf of any third party) shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Sub. Each issued and outstanding share of common stock, par value $0.0001 per share, of Sub shall be automatically converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding Shares shall have been changed into a different number or class of Shares by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Offer Price and the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.01(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. Prior to the Acceptance Time, Parent or Sub shall enter into an agreement (in form and substance reasonably acceptable to the Company) to designate a U.S.-based nationally recognized financial institution reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to Section 1.01(d) and Section 2.01(a)(i). Substantially concurrently with the Acceptance Time, without limiting the generality of Section 1.01(g) or Section 5.02(b), Parent or Sub shall deposit, or cause to be deposited, with the Paying Agent, in immediately available funds, a cash amount equal to the sum of (i) the Aggregate Offer Consideration plus (ii) the Aggregate Common Stock Consideration (the “Exchange Fund”). The Exchange Fund shall be held in trust by the Paying Agent for the benefit of the holders of Shares that Sub becomes obligated to purchase pursuant to the Offer and for the benefit of the holders of Shares that are entitled to receive the Merger Consideration. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 1.01 and this Section 2.02, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent in its sole discretion, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, each such instrument shall have maturities of no more than sixty (60) days; provided, that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by Section 1.01(d) and Section 2.01(a)(i), and following any losses from any such investment, Parent shall promptly provide, or cause to be provided, additional funds to the Paying Agent, to be held in trust by the Paying Agent for the benefit of the holders of Shares, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by Section 1.01(d) and Section 2.01(a)(i). Any interest or income produced by such investments, and any amounts in excess of the amounts payable under Section 1.01(d) and Section 2.01(a)(i) shall be payable to the Surviving Corporation or Parent, as Parent directs in its sole discretion. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of Shares and to make payments from the Exchange Fund in accordance with Section 1.01(d) and Section 2.01(a)(i). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.01(d) and Section 2.01(a)(i), except as expressly provided for in this Agreement.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time and in any event not later than the second (2nd) Business Day thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration pursuant to this Agreement: (i) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify, subject to the reasonable consent of the Company; and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration (and such other customary documents as may be required by the Paying Agent). Upon surrender of a Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificate, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i) (less any required Tax withholdings as provided in Section 2.05), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the person requesting such payment shall pay to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall establish to the reasonable satisfaction of the Surviving Corporation, that such Taxes either have been paid or are not required to be paid. Each registered holder of a Book-Entry Share shall, upon receipt by the Paying Agent of an “agent’s message” (or such other evidence, if any, as the Paying Agent may reasonably request) in respect of such Book-Entry Shares, be entitled to receive the Merger Consideration, and Parent shall cause payment of the Merger Consideration with respect to Book-Entry Shares (less any required Tax withholdings as provided in Section 2.05) to be made by the Paying Agent to the person in whose name such Book-Entry Shares are registered; provided, that with respect to Shares held of record by DTC, the Company and Parent shall cooperate to, and Parent shall direct the Paying Agent to, (A) deliver to the Depository Trust Company (“DTC”) to the extent applicable or required, any notice with respect to the effectiveness of the Merger and any instructions for surrendering Book-Entry Shares and (B) establish procedures with DTC to ensure that the Paying Agent will transmit to DTC as soon as reasonably practicable after the Effective Time, upon surrender of Shares held of record by DTC in accordance with DTC’s customary surrender procedures (but in no event more than two (2) Business Days thereafter), the Merger Consideration payable for each such Book-Entry Share (less any required Tax withholdings as provided in Section 2.05). No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or in respect of any Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of Section 2.01(a)(i) shall be deemed to have been paid in full satisfaction of all rights pertaining to any Shares. From and after the Effective Time, the holders of Shares (other than Dissenting Shares) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first (1st) anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund not disbursed to holders of Shares, and thereafter such holders of Shares (other than Dissenting Shares) shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, Sub, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that the owner of such lost, stolen or destroyed Certificate may be required, as a condition precedent to the payment of such Merger Consideration, to provide a bond in a customary amount if so required by the Surviving Corporation.

Section 2.03 Treatment of RSUs, Company DSUs, Company Stock Plans, and Company ESPP.

(a) Treatment of RSUs. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall validly adopt resolutions that provide that, immediately prior to the Effective Time, (i) each award of restricted stock units in respect of Shares (“RSUs”), including any Company DSUs, that is subject only to time-based vesting conditions (each, a “Time-Based RSU Award”) and each award of RSUs that is subject to performance-based vesting conditions (each, a “Performance-Based RSU Award”), in each case that was granted pursuant to a Company Stock Plan (each Time-Based RSU Award and each Performance-Based RSU Award is sometimes referred to as an “RSU Award”) and that is outstanding immediately prior to the Effective Time (other than RSU Awards granted after the date hereof and prior to the Effective Time, which shall be treated in accordance with Section 5.01 of the Company Disclosure Letter and not in accordance with this Section 2.03(a)) shall be fully vested as of the Effective Time, (ii) the performance-based vesting conditions applicable to any such Performance-Based RSU Award granted prior to the date hereof shall be deemed to be achieved at: (A) the actual level of performance achieved for any annual performance period that has ended prior to the date hereof (as determined by the compensation committee of the Company Board prior to the date hereof and set forth on Section 2.03(a)(ii)(A) of the Company Disclosure Letter), (B) the projected actual level of performance in respect of metrics established as of the date hereof and applicable to the 2026 annual performance period (with such projection made by the compensation committee of the Company Board prior to the date hereof and set forth on Section 2.03(a)(ii)(B) of the Company Disclosure Letter); and (C) the target level of performance in respect of metrics applicable to the (1) 2027 annual performance period and (2) metrics not established as of the date hereof and applicable to the 2026 annual performance period; provided, however, for such Performance-Based RSU Awards subject to performance-based vesting conditions that do not provide for a target level of performance (“Special PSUs”), such Special PSUs will be deemed to have achieved all conditions applicable to such Special PSUs, (iii) the performance-based vesting conditions applicable to any Performance-Based RSU Award granted after the date hereof shall be deemed to be achieved at the target level of performance, and (iv) each such RSU Award shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof and, in exchange therefor, each holder of any such cancelled RSU Award shall be entitled to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, a payment in cash of an amount equal to the product of (A) the Merger Consideration multiplied by (B) in the case of a Time-Based RSU Award, the number of Shares subject to such RSU Award and, in the case of an Performance-Based RSU Award, the number of Shares earned or deemed earned with respect to such RSU Award as provided herein, without interest (such amounts payable under this Section 2.03(a) and such amounts payable in connection with the Closing in accordance with Section 5.01 of the Company Disclosure Letter in respect of RSU Awards granted after the date hereof and prior to the Effective Time, the “RSU Payments”) (less any required Tax withholdings as provided in Section 2.05); provided, however, that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a Tax or penalty under Section 409A of the Code.

(b) Termination of Company Stock Plans and Director Deferral Plan. The Company Board (or, if appropriate, any committee thereof) shall validly adopt resolutions to provide that, as of the Closing, all Company Stock Plans and the Director Deferral Plan shall terminate, and no further RSU Awards or other rights with respect to Shares shall be granted thereunder.

(c) Parent Funding. With respect to the RSU Payments required under Section 2.03(a) and payable in connection with the Closing (including any RSU Payments payable in connection with Closing in accordance with Section 5.01 of the Company Disclosure Letter in respect of RSU Awards granted after the date hereof and prior to the Effective Time), (i) at the Effective Time, Parent shall deposit with the Surviving Corporation cash in the amount necessary to make any such RSU Payments that are payable to employees or former employees of the Company and the Company Subsidiaries and shall cause the Surviving Corporation to make any such RSU Payments as promptly as practicable after the Effective Time and (ii) as promptly as practicable after the Effective Time, Parent shall pay or cause to be paid (through the Paying Agent or otherwise) any such RSU Payments payable to members of the Company Board that are not also employees of the Company or the Company Subsidiaries.

(d) Company ESPP. The Company Board (or, if appropriate, any committee thereof) shall validly adopt resolutions providing that, and the Company shall take all action necessary so that (i) no Offering Period (as defined in the Company ESPP) under the Company ESPP shall commence or be extended on or after the date of this Agreement, (ii) no new participants will be permitted to participate in the Company ESPP from and after the date of this Agreement, (iii) participants in the Company ESPP will not be permitted to increase their payroll deduction percentage under the Company ESPP, and (iv) the existing Offering Period shall terminate on the earlier of the date that is (A) five (5) Business Days prior to the date on which the Acceptance Time occurs and (B) the final day of the existing Offering Period pursuant to the terms of the Company ESPP (such earlier date, the “Final Purchase Date”) and all participant contributions under the Company ESPP shall be used to purchase Shares on the Final Purchase Date in accordance with the terms of the Company ESPP. Immediately prior to and effective as of the Effective Time, the Company will terminate the Company ESPP.

Section 2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person who is entitled to appraisal rights under Section 262 of the DGCL and has complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares and shall not have validly revoked such demand (“Dissenting Shares”, and such holder of Shares, a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(a)(i), but shall become the right to receive the appraised value of such Dissenting Shares pursuant to the procedures set forth in Section 262 of the DGCL (it being understood and acknowledged that such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and any such Dissenting Stockholder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded pursuant to the procedures set forth in Section 262 of the DGCL). If such Dissenting Stockholder withdraws such Dissenting Stockholder’s demand for appraisal or fails to perfect or otherwise loses such Dissenting Stockholder’s right of appraisal with respect to such Shares, in any case pursuant to the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be deemed to be converted as of the Effective Time into the right to receive (upon the surrender of the Certificate(s) or Book-Entry Shares previously representing such Dissenting Shares) the Merger Consideration for each such Share, without interest and subject to Section 2.05. The Company shall give Parent (a) prompt notice of any demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Section 262 of the DGCL and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL, or agree to do any of the foregoing.

Section 2.05 Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration provided for in this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment, or the vesting, waiver of restrictions or other actions provided for in this Agreement, under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (a) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed or furnished and publicly available on or before the date that is one (1) Business Day prior to the date of this Agreement, other than disclosures (i) in the “Risk Factors” sections of any such filings, (ii) in any section related to “forward-looking statements” in any such filings, or (iii) that are non-specific, predictive or cautionary in nature, in the case of each of clauses (i) and (ii), other than specific factual information contained therein (it being acknowledged and agreed that nothing disclosed in the Company SEC Documents will be deemed to qualify the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, and Section 3.24) or (b) as disclosed in the separate disclosure letter that has been delivered by the Company to Parent prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so validly existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has made available to Parent true and complete copies of (i) the Company Charter, (ii) the Company Bylaws, and (iii) the equivalent organizational or governing documents of each of the Company Subsidiaries, in each case, as in effect as of the date hereof. Each of the Company Charter, the Company Bylaws and equivalent organizational or governing documents of each of the Company’s Subsidiaries is in full force and effect.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company is 171,000,000 shares, consisting of (i) 170,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of the Company’s preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of the close of business on February 6, 2026 (the “Specified Date”), (i) 68,093,291 Shares were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no Shares were held in treasury, (iv) 930,364 Shares were subject to then outstanding Time-Based RSU Awards (other than Company DSUs), (v) 848,960 Shares were subject to then outstanding Performance-Based RSU Awards (other than Special PSUs) measured at (A) the actual level of performance achieved for any annual performance period that has ended prior to the date hereof (as determined by the compensation committee of the Company Board prior to the date hereof and set forth on Section 2.03(a)(ii)(A) of the Company Disclosure Letter), (B) the projected actual level of performance in respect of metrics established as of the date hereof and applicable to the 2026 annual performance period (with such projection made by the compensation committee of the Company Board prior to the date hereof and set forth on Section 2.03(a)(ii)(B) of the Company Disclosure Letter), and (C) the target level of performance in respect of metrics applicable to the (1) 2027 annual performance period and (2) metrics not established as of the date hereof and applicable to the 2026 annual performance period, (vi) 150,000 Shares were subject to then outstanding Special PSUs measured assuming all conditions applicable to such Special PSUs will be achieved, and (vii) 126,318 Shares were subject to then outstanding Company DSUs. All issued and outstanding Shares and all Shares and other equity interests of the Company that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable are not, or upon issuance will not be, subject to, and were not issued in violation of or upon issuance will not be issued in violation of, any purchase option, call option, right of first refusal, subscription rights, pre-emptive right or similar right. All issued and outstanding Shares and all Shares and other equity interests of the Company that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable.

(b) As of the close of business on the Specified Date, the Company had no Shares or Company Preferred Stock reserved for issuance, except for 2,673,359 Shares reserved for issuance pursuant to the Company Stock Plans (excluding 930,364 Shares subject to then outstanding Time-Based RSU Awards (other than Company DSUs), 848,960 Shares subject to then outstanding Performance-Based RSU Awards (other than Special PSUs) measured at (A) the actual level of performance achieved with respect to any applicable performance period that has ended prior to the date hereof (as determined by the compensation committee of the Company Board prior to the date hereof and set forth on Section 2.03(a)(ii)(A) of the Company Disclosure Letter), (B) the projected actual level of performance in respect of metrics established as of the date hereof and applicable to the 2026 annual performance period (with such projection made by the compensation committee of the Company Board prior to the date hereof and set forth on Section 2.03(a)(ii)(B) of the Company Disclosure Letter), and (C) the target level of performance in respect of metrics applicable to the (1) 2027 annual performance period and (2) metrics not established as of the date hereof and applicable to the 2026 annual performance period, 150,000 Shares subject to then outstanding Special PSUs measured assuming all conditions applicable to such Special PSUs will be achieved, 126,318 Shares reserved for issuance in respect of then outstanding Company DSUs) and 2,436,104 Shares reserved for issuance under the Company ESPP. Except as set forth in Section 3.02(a) and this Section 3.02(b), as of the close of business on the Specified Date, there are no issued, reserved for issuance, or outstanding shares of capital stock or other equity securities of the Company. As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding Shares.

(c) Section 3.02(c) of the Company Disclosure Letter contains a correct and complete list as of the Specified Date of outstanding RSU Awards, including for each such award (as applicable) the holder (the specific identity of whom may be redacted to the extent required by applicable Law), type of award (i.e., Time-Based RSU Award or Performance-Based RSU Award, and whether such Performance-Based RSU Award is a Special PSU), the number of Shares subject to each Time-Based RSU Award, the number of Shares subject to each Performance-Based RSU Award (other than Special PSUs) measured at (A) the actual level of performance achieved with respect to any applicable performance period that has ended prior to the date hereof (as determined by the compensation committee of the Company Board prior to the date hereof and set forth on Section 2.03(a)(ii)(A) of the Company Disclosure Letter) and (B) the projected actual level of performance in respect of metrics established as of the date hereof and applicable to the 2026 annual performance period (with such projection made by the compensation committee of the Company Board prior to the date hereof and set forth on Section 2.03(a)(ii)(B) of the Company Disclosure Letter), and (C) the target level of performance in respect of metrics applicable to the (1) 2027 annual performance period and (2) metrics not established as of the date hereof and applicable to the 2026 annual performance period, and the number of Shares subject to each Special PSU measured assuming such Special PSU will achieve all conditions applicable to such Special PSUs, the applicable Company Stock Plan, and grant date.

(d) As of the date of this Agreement, except for the RSU Awards referred to in Section 3.02(a) and the related award agreements, Company DSUs referred to in Section 3.02(a) and the Company ESPP, there are no outstanding or existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, profits interests, stock appreciation rights, phantom stock agreements, arrangements, undertakings agreements or commitments of any character to which the Company is a party obligating the Company to issue, transfer or sell any shares of capital stock or other equity interest in the Company or securities convertible into or exchangeable for such shares or equity interests relating to or based on the value of the equity securities of the Company, (ii) obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or equity securities of the Company or to grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Shares, or (iii) voting agreements, stockholders agreements, proxies, voting trusts or similar agreements or understandings to which the Company or any of the Company Subsidiaries is a party with respect to the voting of the Shares at a meeting of the Company’s stockholders. Since the close of business on the Specified Date through the date of this Agreement, the Company has not issued any Shares or other class of equity security (other than Shares in respect of RSU Awards or under the Company ESPP, as applicable, in each case in accordance with the terms thereof as in effect as of the Specified Date).

(e) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Shares may vote.

Section 3.03 Company Subsidiaries.

(a) Section 3.03(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of Company Subsidiaries and indicates the jurisdiction of formation of each such Company Subsidiary. The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries, free and clear of any Liens (other than the Permitted Liens and other than transfer and other restrictions under applicable federal and state securities Laws or applicable foreign Laws), and all of such outstanding shares of capital stock or other equity securities have been duly authorized, validly issued, and if applicable fully paid and non-assessable and were not issued in violation of and are not subject to, any purchase option, call option, right of first refusal, subscription rights, pre-emptive right or similar right.

(b) As of the date of this Agreement, there are no outstanding or existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which any Company Subsidiary is a party obligating any of the Company Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or equity interests relating to or based on the value of the equity securities of any Company Subsidiary, (ii) obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity securities of any of the Company Subsidiaries or (iii) voting trusts or similar agreements to which any Company Subsidiary is a party with respect to the voting of the shares of any Company Subsidiary at a meeting.

(c) There are no outstanding bonds, debentures, notes or other Indebtedness of any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of any Company Subsidiary may vote.

(d) Except for the capital stock and equity interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or equity interests in, any corporation, partnership, joint venture, association, limited liability company, trust, unincorporated organization or other entity, in each case, with a fair market value in excess of $2,000,000.

Section 3.04 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the satisfaction of the conditions of Section 251(h) of the DGCL, to consummate the Transactions. Assuming that the conditions of Section 251(h) of the DGCL have been satisfied, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the

Transactions, have been duly authorized by all necessary corporate action on the part of the Company Board and, other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Sub and assuming the accuracy of the representations and warranties contained in Section 4.06(b)) this Agreement constitutes the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a Proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board has adopted resolutions that unanimously (i) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement and declared this Agreement and the Transactions, including the Offer and the Merger, advisable, (ii) approved the execution, delivery and performance of, and adopted, this Agreement and the consummation of the Transactions, including the Merger and the Offer, in accordance with the DGCL, (iii) resolved that the Merger shall be effected under and governed by Section 251(h) of the DGCL and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Sub pursuant to the Offer, in each case, on the terms and conditions of this Agreement, which resolutions as of the date hereof have not been rescinded, modified or withdrawn in any way.

Section 3.05 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will: (i) assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL, contravene, conflict with or violate any provision of the Company Charter or Company Bylaws (assuming the accuracy of the representations and warranties contained in Section 4.06(b)); (ii) assuming the satisfaction of the conditions of Section 251(h) of the DGCL, assuming the accuracy of the representations and warranties in Section 4.06(b) and assuming that all consents, approvals and authorizations described in Section 3.05(b) have been obtained and all filings and notifications described in Section 3.05(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Company Material Contract or Real Property Lease to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets are bound) or any Company Permit, except, with respect to clauses (ii) and (iii), as contemplated by Section 2.03 or for (A) any such consents, approvals and authorizations, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, waiver, authorization or permit of, or filing or registration with, or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) (A) the filing of a premerger notification and report form under the HSR Act, or (B) filings under any other applicable Antitrust Laws, or filings under any applicable Foreign Investment Laws, (iii) compliance with the applicable requirements of the Exchange Act, (iv) filings as may be required under the rules and regulations of the Nasdaq, (v) the applicable requirements of the Jones Act and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Permits; Compliance with Laws; Eligibility for Government Contracts.

(a) The Company and each Company Subsidiary is in possession of all authorizations, consents, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, including the Company Vessels, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to possess, or the failure to be in full force and effect of, any Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided that the Company Permits shall not include any Permits that may be required in connection with the Transaction, which are exclusively addressed in Section 3.05.

(b) The Company and each of the Company Subsidiaries is, and since January 1, 2023 has been, in compliance with all Laws, Maritime Conventions, and Maritime Requirements applicable to the Company, the Company Subsidiaries and their respective businesses and activities, including the Company Vessels except for such non-compliance that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is, or since January 1, 2023, has been pending, except for such investigations the outcomes of which would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor, to the knowledge of the Company, any of its “principals” (as that term is defined in 48 C.F.R. § 52.209-5) is, or since January 1, 2023, has been suspended, debarred, or proposed for debarment, by any Governmental Entity or otherwise excluded by any Governmental Entity from participating in any federal procurement or non-procurement programs.

(d) For the past five (5) years, neither the Company nor any Company Subsidiary nor any of their respective officers or directors, nor, to the knowledge of the Company, any of their respective employees, agents or any other person acting on behalf of the Company or any Company Subsidiary, has, directly or indirectly, given, offered, promised, conspired or authorized to give, any money or thing of value to any person (government or private) in violation of the U.S. Foreign Corrupt Practices Act of 1977; the U.K. Bribery Act 2010; or any other applicable Law of any foreign or domestic jurisdiction relating to bribery or corruption (collectively, “Anti-Corruption Laws”). Neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity that alleges that the Company or Company Subsidiary or any of their respective directors, officers, employees, agents or any other person acting on behalf of the Company or any Company Subsidiary is in violation of, has any unresolved liability under, or seeks documents or information from the Company or any Company Subsidiary, in each case, with respect to any Anti-Corruption Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company has implemented and maintains, and each Company Subsidiary is bound by, written policies and procedures that are reasonably designed, in all material respects, to prevent and detect violations by the Company and each Company Subsidiary of any applicable Anti-Corruption Law. To the Company’s knowledge, all business records of the Company and each Company Subsidiary relating to periods prior to the Closing accurately and fairly reflect, in all material respects, in accordance with applicable accounting and auditing standards, all transactions and dispositions of funds or assets; there have been no knowingly and intentionally false or fictitious entries made in such business records relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any Company Subsidiary has knowingly and intentionally established or maintained a secret or unrecorded fund.

Section 3.07 Company SEC Documents; Financial Statements.

(a) Since January 1, 2023, the Company has filed with or furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, certifications, schedules and other documents required to be filed or furnished to the SEC by the Company under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed or furnished by the Company with the SEC since January 1, 2023, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act, the Sarbanes-Oxley Act and/or the Securities Act, as the case may be, and, in each case, the rules and regulations promulgated thereunder, each as in effect on the date each such document was filed with or furnished to the SEC. None of the

Company Subsidiaries is currently required to file periodic reports with the SEC. The Company has made available to Parent all comment letters and all material correspondence between the SEC and the Company with respect to the Company SEC Documents since January 1, 2023, if any. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents is the subject of active, ongoing SEC review. Since January 1, 2023, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of Nasdaq. As of the date hereof, there are no formal internal investigations or, to the knowledge of the Company, any SEC inquiries or investigations or other inquiries or investigations by any Governmental Entity that are pending or threatened in writing, in each case regarding any accounting practices of the Company or any of the Company Subsidiaries.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, any notes and schedules thereto) of the Company and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (i) complied, on the date of such Company Financial Statement, as to form in all material respects with accounting requirements and the then-applicable published rules and regulations of the SEC applicable thereto, (ii) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis in all material respects during the periods involved except, in the case of unaudited statements, as permitted by SEC rules and regulations and (iii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect). There are no unconsolidated Company Subsidiaries.

(c) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any securitization transaction, joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand but, for the avoidance of doubt, excluding any sale-leaseback Contracts of the Company or any Company Subsidiaries with respect to the Company Vessels), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any of the Company or the Company Subsidiaries in the Company’s financial statements included in the Company SEC Documents.

Section 3.08 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries expressly for inclusion or incorporation by reference in any of the Offer Documents or the Schedule 14D-9 (the Offer Documents and the Schedule 14D-9, collectively, the “SEC Transaction Documents”) will, at the time such SEC Transaction Document is filed with the SEC, at any time such SEC Transaction Document is amended or supplemented or at the time such SEC Transaction Document is first published, sent or given to the holders of Shares, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company expressly for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the SEC Transaction Documents based on information supplied by Parent or Sub or any of their representatives specifically for inclusion (or incorporation by reference) therein.

Section 3.09 Internal Controls and Disclosure Controls.

(a) The Company has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such internal controls over financial reporting are designed to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company, (iii) any unauthorized use, acquisition or disposition of the Company’s consolidated assets that could have a material effect on the financial statements would be detected or prevented in a timely manner and (iv) records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the consolidated assets of the Company. The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) all known “significant deficiencies” and “material weaknesses” (both terms as defined by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act; such disclosure controls and procedures are designed to ensure that information required to be included in reports filed by the Company under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and to ensure such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(c) Since January 1, 2023, the Company has not received any written, or to the knowledge of the Company, oral, notification of any “material weakness” or “significant deficiency” in the Company’s internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.10 Absence of Certain Changes.

(a) Except as otherwise expressly contemplated by this Agreement, from September 30, 2025 through the date of this Agreement, the businesses of the Company and the Company Subsidiaries, taken as a whole, have been conducted in the ordinary course of business consistent with past practice in all material respects.

(b) Since September 30, 2025 through the date of the execution of this Agreement, there has not been a Company Material Adverse Effect.

(c) Since September 30, 2025 through the date hereof, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would require the consent of Parent under clauses (a), (c), (d), (e), (f), (g), (h), (k), (m), (n), (o), or (s) of the penultimate sentence of Section 5.01.

Section 3.11 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent, known or unknown, or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries, or disclosed in the notes to the consolidated financial statements of the Company and the Company Subsidiaries, other than liabilities and obligations (a) disclosed, reserved against or provided for in the unaudited consolidated balance sheet of the Company as of September 30, 2025 included in the Company SEC Documents (or in the notes thereto), (b) incurred in the ordinary course of business since September 30, 2025, (c) incurred or permitted to be incurred under this Agreement, in connection with the Transactions or otherwise disclosed in Section 3.11 of the Company Disclosure Letter or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Litigation. As of the date of this Agreement, since January 1, 2023, there has been no suit, claim, action, proceeding, arbitration or governmental investigation (collectively, “Proceeding”) to which the Company, any Company Subsidiary, or any Company Vessel (in rem) is a party pending or, to the knowledge of the Company, threatened in writing that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary nor any Company Vessel is subject to any outstanding or unsatisfied Judgment of any Governmental Entity or arbitrator or any settlement agreement that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. As of the date of this Agreement, there is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary that would reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 3.13 Employee Benefits.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of each material Company Benefit Plan other than (i) any plan, policy, program, or arrangement which is required to be maintained by applicable Law and (ii) any offer letter or award agreement that does not materially differ from the form used by the Company or any Company Subsidiary as disclosed on Section 3.13(a) of the Company Disclosure Letter. With respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document, including any amendments thereto, or a written summary of such plan, (ii) the most recent determination or opinion letter relating to each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, (iii) the most recent annual report on Form 5500 filed and all schedules thereto filed with respect to such Company Benefit Plan, (iv) each current trust agreement and insurance contract or policy relating to such Company Benefit Plan, (v) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, and (vi) any stop loss insurance policies with respect to any self-insured health plans.

(b) Each Company Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code. There are no material Proceedings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or is the subject of an opinion letter for a prototype or volume submitter plan.

(c) As of the date hereof, none of the Company Benefit Plans provides health benefits, life insurance or death benefits after retirement or other termination of employment, other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) coverage or benefits provided for a period of not more than eighteen (18) months following termination of employment or during any period during which the former employee is receiving severance pay.

(d) Except as set forth on Section 3.13(d) of the Company Disclosure Letter, at no time during the six (6)-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities under any employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code or any Multiemployer Plan. Neither the Company, nor any of the Company Subsidiaries, nor any of its or their respective ERISA Affiliates has withdrawn in a partial or complete withdrawal from a Multiemployer Plan (as described in ERISA Sections 4205 and 4203, respectively), except for withdrawals for which all Withdrawal Liability that has been assessed has been satisfied.

(e) Except as set forth on Section 3.13(e) of the Company Disclosure Letter or as provided for in this Agreement, neither the execution nor delivery of this Agreement, stockholder approval of this Agreement, nor the consummation of the Transactions will, whether alone or in combination with any other event(s), (i) accelerate the time of payment or vesting, or materially increase the amount, of compensation or benefits due to any current or former officer, director, employee, or independent contractor of the Company or the Company Subsidiaries or under any Company Benefit Plan or (ii) result in any payment under any of the Company Benefit Plans or any other arrangement that would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code). No Company Benefit Plan provides for a “gross-up” or similar payment, including in respect of any amount of “excise tax” that may become payable under Section 4999 of the Code.

(f) All Company Benefit Plans maintained primarily for employees and former employees located outside of the United States (i) that are intended to qualify for special tax treatment meet all requirements for such treatment, and (ii) that are intended to be funded and/or book-reserved are funded and/or book reserved, as required under applicable Laws and accounting practices, based upon reasonable actuarial assumptions except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.14 Labor and Employment Matters.

(a) As of the date of this Agreement, there is no pending labor strike, lockout, or other material labor disruption, or, to the knowledge of the Company, threat thereof, against the Company or any Company Subsidiary. Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of all collective bargaining agreements or similar agreements or arrangements (and any material amendments, memoranda of agreement or understanding, and side letters thereto) with any labor union, works council, or other employee bargaining representative that are applicable to employees of the Company or any Company Subsidiary (collectively, without regard to materiality, the “CBAs”), excluding any national, industry or similar generally applicable agreement, Contract or arrangement or any Contract to which the Company is not a signatory or any Contract relating to specific jurisdictions where the Company is not currently engaged in any projects. Neither the Company nor any Company Subsidiary is subject to any pending unfair labor practice complaint or charge, or any demand for recognition or active organizing effort by a labor union to represent any employees not already covered by one of the existing CBAs, or any representation petition or proceeding or, to the knowledge of the Company, threat thereof, in each case, that, individually or in the aggregate, is or is reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) The Company will make available an accurate and complete list of all U.S.-based employees of the Company and each Company Subsidiary, as of the date hereof, which includes each employee’s name or unique employee identifier, job title, department and/or business unit, status (i.e., full-time, part-time, or temporary), whether active or on leave (and, if on leave, the nature of the leave and the expected return date), location of employment, date of hire, cumulative length of service, whether union or non-union, union bargaining unit (if applicable), whether exempt from the Fair Labor Standards Act, current annual salary or wage rate, most recent annual bonus received, and current annual bonus opportunity.

(c) Section 3.14(c) of the Company Disclosure Letter contains an accurate and complete list as of the date of each U.S.-based consultant, independent contractor and other non-employee service provider, in each case, that is an individual, currently engaged by the Company or any Company Subsidiary, and for each (i) current compensation details, (ii) state of engagement term, and (iii) end of engagement term. To the knowledge of the Company, (A) neither the

Company nor any Company Subsidiary has received written notice from any Governmental Entity or labor union disputing the classification of any such person as a consultant, independent contractor or other non-employee service provider and (B) no consultant, independent contractor or other non-employee provider has been improperly excluded from any Company Benefit Plan.

(d) Except as set for in Section 3.14(d) of the Company Disclosure Letter, since January 1, 2023, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary is and has been in compliance with all applicable Laws pertaining to employment, employment practices and terms and conditions of employment, and labor, including but not limited to discrimination, harassment, hostile work environment, retaliation, equal pay, terms and conditions of employment, wages and hours of work (including proper classification of its employees as exempt and non-exempt from applicable overtime pay requirements), proper classification of its independent contractors, leave, child labor, immigration, work authorization requirements (including, but not limited to, the completion and maintenance of Form I-9 and any requirement to use the E-Verify system), unemployment insurance, workers’ compensation, plant closures, layoffs and the WARN Act, labor relations (including compliance with all CBAs and Company benefit plan contribution obligations as set forth in the CBAs), unions and the National Labor Relations Act, payment of overtime, and occupational health and safety (collectively, “Employment Laws”), in each case, with respect to any current or former employees of the Company or any Company Subsidiary.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have investigated all harassment (including sexual harassment), discrimination, or retaliation allegations that have been reported through the Company’s or any such Company Subsidiary’s complaint procedures and, with respect to any substantiated claims (as determined pursuant to the terms of such procedures), the Company and the Company Subsidiaries, as applicable, have taken corrective action that is reasonably calculated to prevent further improper action.

(f) Since January 1, 2023, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, no officer, director, or management-level employee of the Company or any Company Subsidiary is or has been the subject of a pending allegation of sexual harassment, discrimination or assault, nor, to the knowledge of the Company, has any officer, director or management-level employee of the Company or any Company Subsidiary been accused of sexual harassment, discrimination or assault. Section 3.14(f) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of any Judgment or settlement agreements with any current or former manager, director, or employee resolving allegations of non-compliance with Employment Laws entered into by the Company within the last three (3) years.

Section 3.15 Tax Matters.

(a) The Company and each Company Subsidiary have timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by the Company and each Company Subsidiary and have paid all material Taxes (whether or not shown as due on such filed Tax Returns). All such Tax Returns are true, complete and correct in all material respects. All material Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity.

(b) There are no pending audits, examinations, investigations or other proceedings in respect of any material Taxes of the Company or any Company Subsidiary, and no written notification has been received by the Company or any Company Subsidiary that such an audit, examination, investigation or other proceeding in respect of material Taxes is proposed or threatened. No deficiency or proposed adjustment with respect to material Taxes has been asserted in writing against the Company or any Company Subsidiary which has not been fully paid, settled, withdrawn, or otherwise finally resolved.

(c) No claim has been made in writing within the past three (3) years by a Governmental Entity in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is required to file income or other material Tax Returns in, or is subject to income or other material Taxes by, such jurisdiction.

(d) Since January 1, 2023, neither the Company nor any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(e) Other than Permitted Liens, there are no material Liens with respect to any Taxes on the assets of the Company or any Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary (i) is a party to, bound by or has any obligation under any Tax allocation, sharing or indemnity agreement (other than (A) any ordinary course commercial agreement not primarily related to Taxes and (B) any agreement solely between or among any of the Company and any Company Subsidiary) or (ii) is liable for any material Taxes of any other person (other than the Company or any Company Subsidiary) pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or non-U.S. Law) or as a transferee or successor.

(g) Neither the Company nor any Company Subsidiary is a party to, bound by or subject to (i) any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable provision of state, local or non-U.S. Law), or (ii) any private letter ruling of the Internal Revenue Service or any similar written ruling of any other Tax authority.

(h) Neither the Company nor any Company Subsidiary has waived any statute of limitations applicable to, or consented to extend, the time in which any material Tax may be assessed or collected by any Governmental Entity which waiver or extension is still in effect (other than pursuant to automatic extensions of time to file Tax Returns).

(i) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) Neither the Company nor any Company Subsidiary is, or has been, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income as a result of (i) any change in accounting method initiated by it or any other relevant party on or prior to the Closing, (ii) an installment sale or open transaction arising on or prior to the Closing, (iii) a prepaid amount received, or paid, on or prior to the Closing (other than prepaid amounts received or paid in the ordinary course of business), or (iv) an election under Section 965 of the Code.

(l) Neither the Company nor any Company Subsidiary has a permanent establishment (within the meaning of any applicable Tax treaty), branch or other fixed place of business in any jurisdiction, other than its own country of incorporation or formation.

Section 3.16 Properties.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address and fee owner of each real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”).

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address of each real property leased, licensed or subleased by the Company or any Company Subsidiary (collectively, the “Leased Real Property”; and together with the Owned Real Property, the “Real Property”), together with a complete and correct list of each related lease, license and sublease together with all amendments, guarantees, side letters, landlord notices, and other documents material thereto (collectively, the “Real Property Leases”). To the extent in the Company’s or a Company Subsidiaries’ possession, true, correct and complete copies of each such Real Property Lease have been made available to Parent. Neither the Company nor, to the Company’s knowledge, and to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, any other party to any Real Property Lease is in breach or default under such Real Property Lease, except as would not be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has given or received a notice of breach or default with respect to any Real Property Lease, which breach or default has not been fully and unconditionally cured or would not be material to the Company and the Company Subsidiaries, taken as a whole. Each of the Real Property Leases is valid, binding, in full force and effect, and is legally enforceable by and against the Company or a Company Subsidiary, as applicable, and to the Company’s knowledge, each other party subject thereto except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(c) The Company or a Company Subsidiary has (i) good and valid fee simple title to all Owned Real Property and (ii) a valid leasehold estate in or a valid right under a written agreement to use all Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens.

Section 3.17 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary is, and for the past three (3) years has been, in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial Proceedings pending or, to the knowledge of the Company, threatened or outstanding Judgments against the Company or any Company Subsidiary and in the three (3) years preceding the date of this Agreement none of the Company or any Company Subsidiary has received any written notice, in each case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law;

(b) There has been no Release or threatened Release of, or exposure to, Hazardous Substances (i) on, at or under any of the Owned Real Property or Leased Real Property (including facilities and structures located thereon) or, to the knowledge of the Company, real property formerly owned, leased or operated by the Company or any Company Subsidiary (or any of their predecessors) or (ii) arising from or relating to the operations of any products manufactured, marketed, sold or distributed by the Company or any Company Subsidiary (or any of their predecessors), in a manner that has resulted or would reasonably be expected to result in a liability or remedial obligation under Environmental Laws on the part of the Company or any Company Subsidiary;

(c) Except for in the ordinary course of business, neither the Company nor any Company Subsidiary has assumed or retained, by written Contract, any remedial obligation of any third party under any Environmental Law that has given rise to or could reasonably be expected to give rise to liability to the Company or any Company Subsidiary pursuant to any Environmental Law; and

(d) Neither the Company nor any Company Subsidiary has installed, serviced or repaired any asbestos or asbestos-containing products or equipment, and neither the Company nor any Company Subsidiary have been the subject of any Proceedings or, to the knowledge of the Company, threatened Proceedings arising from the use of or exposure to any asbestos or asbestos-containing products.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Letter lists as of the date hereof (i) all registrations and applications to register Patents, Trademarks, Copyrights, and Internet domain names, in each case that are owned or purported to be owned by the Company or any Company Subsidiary (the “Company Registered Intellectual Property Rights”) and (ii) material unregistered Trademarks. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has taken any action or failed to take any action would reasonably be expected to result in the abandonment, cancellation, invalidation or unenforceability of any Company Registered Intellectual Property Rights. Neither, the Company nor any of the Company Subsidiaries has received in the twenty-four (24) months preceding the date of this Agreement, any written (or to the Company’s knowledge, oral) charge, complaint, claim, demand or notice challenging the ownership, use, registrability, patentability, validity or enforceability of any of the Company Registered Intellectual Property Rights that has not been settled or otherwise fully resolved (excluding ordinary course office actions at the U.S. Patent & Trademark Office or similar Governmental Entities). Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each item of Company Owned Intellectual Property Rights is subsisting and to the Company’s knowledge, valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as whole, the Company and the Company Subsidiaries (i) exclusively own all right, title and interest in and to all of the Patents, Trademarks, Copyrights, registrations of Internet domain names, Trade Secrets, data and databases, proprietary Software and any and all other proprietary rights (collectively, “Intellectual Property Rights”) that are owned or purported to be owned by the Company or any Company Subsidiary (the “Company Owned Intellectual Property Rights”), free and clear of all Liens (other than Permitted Liens), (ii) have a valid right to use in the manner currently used all other Intellectual Property Rights used in, or necessary for the business of the Company and the Company Subsidiaries (as currently conducted together with the Company Owned Intellectual Property Rights, the “Company Intellectual Property Rights”), and (iii) the consummation of the Transactions will not alter or impair the rights of the Company or any Company Subsidiary in or to any Intellectual Property Rights.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, the proprietary Software included in the Company Owned Intellectual Property Rights (such Software, the “Proprietary Software”) operates in accordance with its specifications and is fit for its intended purpose. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, no use of or activities with respect to Public Software by or on behalf of the Company, creates or purports to create obligations for the Company with respect to any Proprietary Software or other Company Owned Intellectual Property Rights, or grants, or purports to grant, to any third party any rights or immunities under Proprietary Software or other Company Owned Intellectual Property Rights, including any obligation that any Proprietary Software or other Company Owned Intellectual Property Rights be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (iv) redistributable at no charge.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, the Company or a Company Subsidiary has the right to bring actions for infringement, misappropriation or unauthorized use of all Company Owned Intellectual Property Rights (including Intellectual Property Rights in or to any Software) that are material to the business of the Company and the Company Subsidiaries as currently conducted, except to the extent any such right may be limited by any applicable Contract pursuant to which such Company Intellectual Property Rights have been licensed.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon, violate, misappropriate or make unauthorized use of any Intellectual Property Rights of any other person, and has not done so in the twenty-four (24) months preceding the date of this Agreement. During the twenty-four (24) months preceding the date hereof, none of the Company or any of the Company Subsidiaries has received any written (or to the Company’s knowledge, oral) charge, complaint, claim, demand or notice (i) challenging the right of the Company or any Company Subsidiary to use any of the Company Intellectual Property Rights, or (ii) alleging any such infringement, misappropriation or unauthorized use (including offers to license that would reasonably be interpreted as alleging such infringement, misappropriation, or unauthorized use) by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except for any such challenge, infringement, misappropriation or unauthorized use that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(f) To the Company’s knowledge in the twenty-four (24) months preceding the date of this Agreement, no person has infringed upon, violated, misappropriated or made unauthorized use of any Company Owned Intellectual Property Rights that are material to the business of the Company and the Company Subsidiaries as currently conducted, except for any such infringement, misappropriation or unauthorized use that would not be material to the Company and the Company Subsidiaries, taken as a whole. None of the Company or any of the Company Subsidiaries has delivered, in the twenty-four (24) months preceding the date of this Agreement, any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation, invalidity, misuse, unenforceability, or unauthorized use by any other person that has not been settled or otherwise fully resolved, except for any such infringement, misappropriation, or unauthorized use that would not, be material to the Company and the Company Subsidiaries, taken as a whole.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, (i) each person who has invented, developed or created material Intellectual Property Rights for or on behalf of the Company or a Company Subsidiary has presently assigned all of its rights in the same to the Company, to the extent such rights do not vest in the Company by operation of Law, (ii) to the Company’s knowledge, no present or former officer, director, consultant, contractor, advisor, employee, representative or agent of the Company or a Company Subsidiary is in default or breach of its obligations to maintain the secrecy of the Company’s confidential information and/or assign Intellectual Property Rights to the Company or a Company Subsidiary under any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the ownership, development, protection, use, or transfer of Company Owned Intellectual Property Rights, and (iii) no such person holds any right, title or interest, directly or indirectly, in whole or in part, in or to any material Company Intellectual Property Rights.

(h) The Company and the Company Subsidiaries have taken commercially reasonable measures to maintain and protect the confidentiality and secrecy of any Trade Secrets and confidential information that are owned or held by the Company or any Company Subsidiary and material to the business of the Company and the Company Subsidiaries as currently conducted. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, no such Trade Secrets or confidential information have been disclosed by the Company or Company Subsidiaries to any person, other than pursuant to non-disclosure agreements or similar agreements or binding policies that obligate that person to maintain the confidentiality of the Trade Secret.

(i) The Company has, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) used and does use all AI Technology in compliance with all applicable Laws, (ii) not included into any prompts or inputs used in connection with AI Technology any trade secret, confidential, or proprietary information of the Company or of any third person to which an obligation of confidentiality is owed and (iii) not used any AI Technology to develop any material Intellectual Property Rights.

Section 3.19 Privacy and Cybersecurity.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, in the twenty-four (24) months preceding the date of this Agreement, the Company and the Company Subsidiaries (i) have complied with the Privacy Requirements, (ii) have not experienced any unauthorized use, access, modification, destruction, disclosure, or other breach of Personal Data and Government Data maintained by or on behalf of the Company or any of the Company Subsidiaries (including any event that would give rise to a breach or incident that would require notification to any person under the Privacy Requirements), (iii) have not suffered any phishing, social engineering, or business email compromise incident that has resulted in a material monetary loss, and, to the knowledge of the Company, its service providers have not experienced any material unauthorized access to or disclosure of Personal Data or Government Data and (iv) have not been subject to any litigation or regulatory enforcement actions from any person alleging noncompliance with the Privacy Requirements. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, to the knowledge of the Company, neither the execution, delivery or performance of this Agreement, nor any disclosure or transfer of information in connection therewith, will violate the Privacy Requirements in any respect.

(b) In the twenty-four (24) months preceding the date of this Agreement, the Company has maintained an information security program (a “Security Plan”) that includes commercially reasonable administrative, technical, and physical safeguards designed to protect the security, confidentiality, integrity, and availability of the Company IT Systems (including Personal Data and Government Data and other sensitive information) from loss, unauthorized use, access, modification, destruction, or disclosure, including cybersecurity and malicious insider risks. The Security Plan conforms, and for the past three (3) years has conformed, in each case, in all material respects, to the Privacy Requirements and any public statements made by the Company or the Company Subsidiaries regarding the Security Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, the Company IT Systems (i) operate and perform in a manner sufficient to conduct the current business of the Company and the Company Subsidiaries, (ii) are free from bugs, errors, or other defects, (iii) have not malfunctioned, crashed, or failed within the twenty-four (24) months preceding the date of this Agreement, and (iv) do not contain any Malicious Code. The Company and each Company Subsidiary has implemented commercially reasonable anti-malware, anti-virus, backup, security, business continuity, and disaster recovery measures and technology and has tested those measures.

Section 3.20 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act since January 1, 2023 of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts, and publicly available on or before the date that is one (1) Business Day prior to the date of this Agreement, shall be deemed to have been made available to Parent; provided, that the Company has made available to Parent unredacted copies of those Contracts set forth on Section 3.20(a) of the Company Disclosure Letter.

(b) Other than the Contracts described in Section 3.20(a), Section 3.20(b) of the Company Disclosure Letter sets forth a complete list, and the Company has made available to Parent true and complete copies, of each Contract (and all amendments thereto) to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject, as of the date of this Agreement, that:

(i) is a partnership, joint venture or similar arrangement that is material to the Company and the Company Subsidiaries, taken as a whole;

(ii) (A) any derivatives Contracts of the Company or any Company Subsidiary, including for interest rate and fuel hedging activities, and (B) provides for the creation, incurrence, assumption or guarantee of Indebtedness for borrowed money of the Company or any Company Subsidiary (which, for the avoidance of doubt, shall exclude any Contracts listed in clause (A) hereof) in an amount in excess of $2,500,000 (except for such Indebtedness between the Company and any of the Company Subsidiaries or between the Company Subsidiaries, guarantees by the Company of Indebtedness of any of the Company Subsidiaries and guarantees by any of the Company Subsidiaries of Indebtedness of the Company or any other Company Subsidiary);

(iii) is a Contract with an affiliate that would be required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act;

(iv) grants any rights of first refusal, rights of first negotiation, rights of first offer or other similar rights to any person with respect to the sale of any material assets, rights, properties or business of the Company and the Company Subsidiaries, taken as a whole;

(v) provides for the acquisition or disposition of any properties, assets or businesses by the Company or any Company Subsidiary (including equity interests) (whether by merger, sale of stock, sale of assets, or otherwise) other than this Agreement or relating to the Company Vessels (A) which involves an aggregate consideration payable in excess of $2,500,000 after the date of this Agreement, (B) pursuant to which any earn-out, deferred or contingent payment remain outstanding, or (C) pursuant to which any indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties and covenants that survive indefinitely or for periods equal to a statute of limitations and excluding obligations to indemnify directors and officers pursuant to acquisition agreements), in each case for clause (C), that are reasonably likely to result in payments in excess of $5,000,000;

(vi) provides for the settlement of any Proceeding that was pending or threatened or other dispute that contains any outstanding or unsatisfied obligations requiring the Company or any Company Subsidiary to pay more than $2,000,000 (net of any amount covered by insurance or indemnification) or that imposes any material non-monetary obligations on the Company or any Company Subsidiary;

(vii) imposes material exclusivity or non-competition covenants on the Company or any Company Subsidiary, except for (A) conflict-related restrictions that apply only to the Company and the Company Subsidiaries in respect to engagements entered into in the ordinary course of business and (B) Contracts that would not restrict Parent or any of its affiliates (other than the Company and the Company Subsidiaries) following the Closing;

(viii) is a voting agreement, voting trust, stockholder agreement or other Contract applicable to, or governing the voting of, any shares of capital stock of the Company or equity, membership, partnership or other interests in any Company Subsidiary;

(ix) is a Contract with a customer (including Government Contracts) (A) pursuant to which the Company or any Company Subsidiary has provided or will provide services or products to such customer and has previously and/or expects to receive, in the aggregate, in excess of $20,000,000 in receivables and (B) that was currently outstanding and/or not closed out as of December 31, 2025 (unless such Contract has been closed out prior to the date hereof);

(x) is a Contract that provides for the indemnification or reimbursement of any of any surety or similar person that has assumed direct or indirect liability for obligations of the Company or any Company Subsidiary relating to the performance by the Company or any Company Subsidiary of its dredging or offshore energy activities;

(xi) is a Contract that provides for the indemnification or reimbursement of any of any surety or similar person that has assumed direct or indirect liability for obligations of the Company or any Company Subsidiary;

(xii) is a Contract governing the license of any Intellectual Property Rights to or from the Company or a Company Subsidiary that is material to the business of the Company and the Company Subsidiaries, excluding (A) “shrink-wrap”, “click-through,” and other standard non-customized commercially available off-the-shelf Software license agreements with an annual or one-time fee of less than $250,000, (B) any Contract with independent contractors entered into in connection with the engagement of that person, which Contract includes a non-exclusive Intellectual Property Rights license from that person to the Company or a Company Subsidiary, (C) non-exclusive licenses granted by any of the Company or a Company Subsidiaries to customers, vendors, and suppliers in the ordinary course of business consistent with past practice, or (D) non-exclusive licenses that are incidental to the transaction contemplated by the Contract in which such license is granted;

(xiii) is a Contract related to the acquisition or development of Intellectual Property Rights that are material to the business of the Company and the Company Subsidiaries (other than agreements with employees and individual independent contractors entered into in the ordinary course consistent with past practice);

(xiv) provides for capital expenditures which require aggregate future payments in excess of $5,000,000 during any twelve (12) month period;

(xv) is a Contract containing any standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of another person, except for (A) any such Contract that is a confidentiality, non-disclosure or similar type of agreement entered into in the ordinary course of business and (B) any Contracts that would not restrict Parent or any of its affiliates (other than the Company and the Company Subsidiaries) following the Closing;

(xvi) is a Contract containing an employee non-solicitation or no-hire provision applicable to the Company or any of the Company Subsidiaries except for (A) customary staffing agency Contracts and (B) Contracts that would not restrict Parent or any of its affiliates (other than the Company and the Company Subsidiaries) following the Closing;

(xvii) (A) is the one (1) largest Contract with each Material Customer (measured by revenue to the Company and the Company Subsidiaries for the twelve (12) month period ended December 31, 2025) or (B) is (I) a Contract with a Material Supplier or (II) a purchase or sale order, invoice, work order, statement of work or similar arrangement with a Material Supplier to which the Company or any Company Subsidiary has paid or expects to pay, in the aggregate, in excess of $5,000,000 for goods and services and that is currently outstanding as of December 31, 2025;

(xviii) is a Contract relating to (A) the finance leasing (including sale/leaseback or similar arrangements) of any Company Vessel, (B) the chartering of any Company Vessel, or (C) the acquisition, sale or disposition of any Company Vessel, in each case, that is expected to result in future payments to or by the Company or any Company Subsidiary of more than $3,000,000 in the aggregate as of December 31, 2025 (excluding any potential payment for the end of lease acquisition of the applicable Company Vessel and any master bareboat charter agreement where no individual schedule or supplement thereto for the sale/leaseback of a Company Vessel is expected to be greater than such amount).

Each Contract described in Section 3.20(a) or Section 3.20(b) is referred to in this Agreement as a “Company Material Contract.”

(c) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. As of the date of this Agreement, each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary that is a party thereto and, to the knowledge of the Company, is in full force and effect, except for such failures as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, subject to the Bankruptcy and Equity Exception.

Section 3.21 Insurance. The Company and the Company Subsidiaries maintain Insurance Policies with reputable insurance carriers or maintain self-insurance practices against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses and trades. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, (a) all Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, and all premiums due and payable thereon have been paid; (b) neither the Company nor any Company Subsidiary is in breach of or default under any of the Insurance Policies; and (c) neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or material modification of any of the Insurance Policies. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, the Company has not received any written notice of termination or cancellation or denial of coverage with respect to any of the Insurance Policies held or maintained by the Company and the Company Subsidiaries. The Company and each of the Company Subsidiaries is in material compliance with all insurance coverage requirements with respect to the operation of the Company Vessels. There are, and since January 1, 2023 there have been, no claims pending under any such Insurance Policies as to which coverage has been denied or disputed (except for customary reservation of rights) by the underwriters of such policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.22 Opinion of the Company’s Financial Advisor. On or prior to the date of this Agreement, the Company Board has received the opinion of Guggenheim Securities, LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Offer Price to be received by the holders of Shares (other than (a) Shares that are held in the treasury of the Company or owned by the Company, (b) Shares owned by Parent, Sub or any direct or indirect subsidiary of Parent or Sub, (c) any Dissenting Shares and (d) any Shares held by any Affiliate of the Company or Parent) is fair, from a financial point of view, to such holders. Promptly after the date of this Agreement, the Company shall provide a copy of such opinion to Parent for informational purposes only; it being understood that such opinion is for the benefit solely of the Company Board and may not be relied on by Parent, Sub or any other person.

Section 3.23 Takeover Statutes. Assuming the accuracy of the representation contained in Section 4.06(b), no “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law of the State of Delaware (a “Takeover Statute”) or any similar anti-takeover provision in the Company Charter or the Company Bylaws is applicable to this Agreement or any of the Transactions.

Section 3.24 Brokers. No broker, finder or investment banker other than Guggenheim Securities, LLC is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries. The Company has furnished to Parent a true and complete copy of the engagement letter between the Company and Guggenheim Securities, LLC relating to the Transactions, which agreement discloses all fees payable and other material obligations thereunder.

Section 3.25 Customers and Suppliers. Section 3.25 of the Company Disclosure Letter sets forth (a) a list of the top ten (10) customers of the Company and the Company Subsidiaries (measured by revenue to the Company and the Company Subsidiaries) for (i) the twelve (12) month period ended December 31, 2024 and (ii) the twelve (12) month period ended December 31, 2025 (each such customer in clause (ii), a “Material Customer”), and (b) a list of the top ten (10) suppliers of the Company (measured by fees paid or payable by the Company and the Company Subsidiaries) for (i) the twelve (12) month period ended December 31, 2024 and (ii) the twelve (12) month period ended December 31, 2025 (each such supplier in clause (ii), a “Material Supplier”). As of the date of this Agreement, to the knowledge of the Company, none of such Material Customers or Material Suppliers has provided written notice to the Company that such Material Customer or Material Supplier, respectively, will cancel or otherwise terminate its applicable Company Material Contracts with the Company and the Company Subsidiaries.

Section 3.26 Government Contracts.

(a) Except as set forth on Section 3.26(a) of the Company Disclosure Letter, to the Company’s knowledge since January 1, 2023, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) all representations and certifications executed, acknowledged or set forth in or pertaining to each Government Contract or Government Bid, including with respect to any certified cost or pricing data, were current, accurate and complete in all material respects as of their effective date, and such representations and certifications continued to be current, accurate and complete to the extent required by the terms of a Government Contract or applicable law or regulation; (ii) all invoices and good faith estimates of claims for payment, reimbursement or adjustment, including requests for progress payments and provisional or progress cost payments, submitted by the Company or any Company Subsidiary to any Governmental Entity or any prime contractor or higher-tier subcontractor to a Governmental Entity were current, accurate and complete in all material respects as of their submission date(s); (iii) neither the Company nor any of the Company Subsidiaries has received a termination for default, cure notice, stop work notice, letter of concern or show cause notice or a threatened termination for default in connection with any Government Contract; (iv) neither the Company nor any of its affiliates has been required to implement any “organizational conflict of interest” mitigation plan (within the meaning of 48 C.F.R. Subpart 9.5) and has not been otherwise precluded from doing work under any Government Contract or any Government Bid as a result of an “organizational conflict of interest”; (v) to the extent applicable, all material costs charged to any Government Contract were allowable, allocable, reasonable, and reimbursable in accordance with the Federal Acquisition Regulation (Title 48, C.F.R.), applicable cost principles, and the terms of the underlying Government Contracts; and (vi) the accounting and business systems used by Company and the Company Subsidiaries are and have been in compliance in all material respects with applicable Laws and are adequate for estimating, accumulating and billing costs under and otherwise for complying with the terms and conditions of the Government Contracts and applicable Laws in all material respects.

(b) Except as set forth on Section 3.26(b) of the Company Disclosure Letter, to the knowledge of the Company, since January 1, 2023, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) neither the Company nor any of the Company Subsidiaries became aware of any search warrants, subpoenas or civil investigative demands addressed to or requesting information involving the Company or any of its affiliates in connection with any Government Contract or Government Bid; (ii) neither the Company nor the Company Subsidiaries has been under administrative, civil or criminal investigation, indictment or criminal information, or audit by a Governmental Entity with respect to, arising under or relating to any Government Contract or Government Bid; (iii) neither the Company nor any of the Company Subsidiaries has made a voluntary or mandatory disclosure to any Governmental Entity with respect to, any alleged irregularity, mischarging, misstatement or omission, significant overpayment, or violation of Law arising under or relating to any Government Contract or Government Bid, nor has the Company’s internal legal counsel or external legal counsel conducted an internal investigation to determine whether to make such a voluntary or mandatory disclosure; (iv) neither the Company nor any of the Company Subsidiaries has received credible evidence of a violation of federal criminal law involving fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733), or a significant overpayment, in connection with the award, performance, or closeout of any Government Contract or receiving a Government Contract as a result of a Government Bid; (v) there are and have been no requests for material equitable adjustment or claims against the Company by a counterparty to a Government Contract that remain unresolved, and there are no reasonable grounds for any material equitable adjustment, claim or similar legal or contractual request against the Company with respect to any Government Contract, excluding current invoices that the Company believes will be paid in the ordinary course of business or any such individual claims or similar legal or contractual requests that are individually not more than $7,000,000; (vi) the Company and the Company Subsidiaries are and have been in compliance in all material respects with all applicable statutory, regulatory and contractual requirements pertaining to the Company or any Company Subsidiary with respect to each Government Contract and Government Bid, whether incorporated expressly, by reference, or by operation of Law; and (vii) to the knowledge of the Company, no subcontractor or vendor of the Company or any of the Company Subsidiaries providing products or services in connection with any Government Contract (A) has been suspended, debarred, proposed for suspension or debarment, or otherwise excluded from bidding on Government Contracts as of the date of the relevant subcontract award or (B) is or has been in violation of any applicable statutory, regulatory and contractual requirement of any such Government Contract.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each material Government Contract (i) is a valid and binding agreement of the Company or any of the Company Subsidiaries and each other party thereto, and (ii) is in full force and effect, and is enforceable against the Company or any of the Company Subsidiaries and, to the knowledge of the Company, each other party thereto. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (A) no Government Contract or Government Bid is the subject of bid protest proceedings, and, to the knowledge of the Company, there are no threatened, in writing, bid protest proceedings with respect to any such Government Contract or Government Bid, (B) no Government Contract or Government Bid is or was set aside for or was awarded based upon a small business status, small disadvantaged business status, historically underutilized business zone small business status, women owned small business status, veteran-owned small business or service-disabled veteran-owned small business status and/or other preferential status, and (C) neither the Company nor any of the Company Subsidiaries has assigned, granted a security interest in, or otherwise conveyed or transferred to any person any account receivable or other right of the Company or the Company Subsidiaries arising under any Government Contract.

(d) Since January 1, 2023, to the knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) neither the Company nor any of the Company Subsidiaries has violated or breached, or committed any default under any Government Contract; and (ii) neither the Company nor any of the Company Subsidiaries has received any past performance evaluation or rating with respect to any Government Contract below “Satisfactory” or equivalent thereof.

(e) Since January 1, 2023, to the knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole (i) the Company and the Company Subsidiaries have complied with all applicable data security, cybersecurity, and physical security systems and procedures required by its Government Contracts including, without limitation, 48 C.F.R. § 52.204-21 (Basic Safeguarding of Covered Contractor Information Systems), 48 C.F.R. § 252.204-7008 (Compliance with Safeguarding Covered Defense Information Controls), 48 C.F.R. § 252.204-7012 (Safeguarding Covered Defense Information and Cyber Incident Reporting), and National Institute of Standard and Technology Special Publication 800-171 (Protecting Controlled Unclassified Information in Nonfederal Information Systems and Organizations); and (ii) neither the Company nor any of the Company Subsidiaries has experienced any data security, cybersecurity or physical security breach related to any Government Contract for which reporting was necessary to any Governmental Entity or higher tier contractor, as required by the terms of any Government Contract or any Law.

Section 3.27 Company Vessels.

(a) Section 3.27(a)(i) of the Company Disclosure Letter lists as of the date hereof all of the Company Vessels other than immaterial undocumented vessels (by name, official number (if applicable), vessel type, registered owner, registration jurisdiction, and year built), indicating whether such Company Vessel is owned by the Company or any Company Subsidiary, or owned by a third party and chartered by the Company or a Company Subsidiary pursuant to a bareboat charter. (A) Each Company Vessel owned by the Company or one of the Company Subsidiaries that is eligible for documentation or registration is lawfully documented or registered in the name of its registered owner under the Laws of the United States or a State and (B) each such Company Vessel and owner of such Company Vessel complies, and since January 1, 2023 has complied with all applicable Laws of the United States of America and any other jurisdiction to which such Company Vessel may be subject, in each case of clauses (A) and (B), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The use of the Company Vessels is not, and since January 1, 2023 has not been, in material contravention of any applicable Law, Maritime Conventions, or Maritime Requirements. Each material Company Vessel that is eligible to be, or is required to be, documented under the Laws of the United States is eligible for a coastwise endorsement. Each Company Vessel that has been documented under the Laws of the United States with a coastwise endorsement as of January 1, 2023 has maintained such coastwise endorsement. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries leases any Company Vessels through sale and leaseback or similar financing arrangements, except as disclosed in Section 3.27(a)(ii) of the Company Disclosure Letter. None of the Company Vessels is the subject of any outstanding third party purchase option, right of first refusal, right of first offer or other similar contractual obligation binding on the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries have contracted to sell or charter, agreed to “scrap”, or granted any option over or otherwise disposed of its interest in any material Company Vessels, except as disclosed in Section 3.27(a)(iii) of the Company Disclosure Letter. With respect to each documented or registered Company Vessel owned by the Company or by any of the Company Subsidiaries, the Company or such Company Subsidiary, as applicable, has valid and marketable title to such Company Vessel, free and clear of all Liens, other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. With respect to each Company Vessel that the Company or any of the Company Subsidiaries leases on a bareboat (i.e., demise) basis from third parties, as of the date hereof, each such lease is valid and subsisting in all material respects, and such leasehold interests are free and clear of Liens, other than Permitted Liens.

(b) There are no Proceedings pending, or to the knowledge of the Company, threatened by any Governmental Entity in respect of any Company Vessel, in each case, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries maintains valid Certificates of Financial Responsibility (Oil Pollution) issued by the U.S. Coast Guard pursuant to the Federal Water Pollution Control Act for its Company Vessels to the extent that such certificates may be required by applicable Law and such other similar certificates as may be required in the course of the operation of any of its Company Vessels pursuant to applicable Law.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company Vessels (other than those disclosed in Section 3.27(d) of the Company Disclosure Letter which are currently or imminently to be in regulatory drydock or are undergoing maintenance that required or was advisable in the Company’s sole judgement for any such Company Vessel to be withdrawn from service) (i) are in all respects in good operating condition and repair, have in all respects been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), are operationally seaworthy and adequate and suitable for their present uses in all respects and, to the knowledge of the Company and the Company Subsidiaries, have no defects except for latent defects and (ii) which are classed by a classification society that is a member of the International Association of Classification Societies are maintained in a state of repair to be classed by such classification society and each such Company Vessel is in class with valid class and trading certificates without overdue recommendations affecting class and, to the knowledge of the Company and the Company Subsidiaries, taken as a whole, no event has occurred and no condition exists that would cause such Company Vessel’s class to be suspended or withdrawn.

(e) The Company and the Company Subsidiaries are each citizens of the United States for purposes of owning and operating vessels in the United States coastwise trade (and each has been a citizen of the United States during any period that it has owned and/or operated any Company Vessel or any other vessel in the United States coastwise trade) within the meaning of Section 2 of the Shipping Act of 1916, as amended (46 U.S.C. § 50501) and, 46 C.F.R. part 67, subpart C (46 C.F.R. §§ 67.30 – 67.39) and are eligible to own and operate vessels engaged in the coastwise trade of the United States, including dredging in the navigable waters of the United States in accordance with 46 U.S.C. § 55109. Without limitation to the foregoing, with respect to the Company and each of the Company Subsidiaries: (i) at least 75% of the stock or equity interest of the entity at each tier of ownership is owned by citizens of the United States within the meaning of 46 U.S.C. § 50501 and 46 C.F.R. part 67, subpart C, (ii) the chief executive officer, by whatever title, is a citizen of the United States, (iii) the chairman of the board of directors or equivalent is a citizen of the United States, and (iv) no more of its directors are non-citizens of the United States than a minority of the number necessary to constitute a quorum.

Section 3.28 Trade Controls. For the past five (5) years, the Company and the Company Subsidiaries, and their directors and officers and, to the Company’s knowledge, any employees or agents acting on their behalf, are and have been in compliance with Sanctions, U.S. and applicable foreign laws and regulations pertaining to export and import controls, including those administered by the U.S. Departments of Commerce and State, and applicable anti-money laundering laws and regulations (collectively with Sanctions, “Trade Controls”), in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, there have been no claims, complaints, charges, investigations, voluntary disclosures, or proceedings under Trade Controls involving the Company or the Company Subsidiaries and there are no pending or threatened claims or investigations involving suspect or confirmed violations thereof. Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any officer, director, or employee of the foregoing is a Sanctioned Person, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.29 Acknowledgement of No Other Representations or Warranties. Each of the Company and the Company Subsidiaries acknowledges and agrees that, except for the representations and warranties contained in Article IV and the Debt Commitment Letter, none of Parent or Sub or any of their respective affiliates or representatives makes or has made any representation or warranty, either express or implied, concerning Parent, Sub or the Transactions, including as to the accuracy or completeness of any information regarding Parent or Sub furnished or made available to the Company, its affiliates, and their respective representatives, and has not relied on any representation, warranty or other statement made by Parent, Sub, or any person on behalf of Parent, Sub, or any of their affiliates, except for the representations and warranties expressly set forth in Article IV and that all other representations and warranties, express or implied, are specifically disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as set forth in the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.01 Organization. Each of Parent and Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Sub has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Sub, as amended through the date hereof.

Section 4.02 Authority. Each of Parent and Sub has the requisite corporate or other legal entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by them of the Transactions have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Sub, as applicable, and no other corporate or other legal entity proceedings on the part of Parent or Sub are necessary to authorize the execution, delivery and performance by Parent and Sub of this Agreement or the consummation by Parent or Sub of the Transactions other than the approval of this Agreement by Parent in its capacity as the sole stockholder of Sub (which approval shall occur immediately following the execution of this Agreement). This Agreement has been duly and validly executed and delivered by Parent and Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions will: (i) conflict with or violate any provision of the certificate of incorporation, bylaws or any equivalent organizational or governing documents of Parent or Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under

(with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Sub pursuant to, any Contract to which Parent, Sub or any other Subsidiary of Parent is a party (or by which any of their respective properties or assets is bound) or any Permit held by it or them, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation of Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by or on behalf of Parent or Sub or the consummation by Parent or Sub or any of their respective affiliates of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) (A) the filing of a premerger notification and report form under the HSR or (B) filings under any other applicable Antitrust Laws, (iii) compliance with the applicable requirements of the Exchange Act, (iv) the applicable requirements of the Jones Act, and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub or any of their respective representatives or affiliates expressly for inclusion or incorporation by reference in any SEC Transaction Document will, at the time such SEC Transaction Document is filed with the SEC, at any time such SEC Transaction Document is amended or supplemented or at the time such SEC Transaction Document is first published, sent or given to the holders of Shares, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents, insofar as they relate to Parent or Sub or other information supplied by Parent or Sub expressly for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference in the SEC Transaction Documents based on information supplied by the Company or any of the Company Subsidiaries or any of their respective representatives specifically for inclusion (or incorporation by reference) therein.

Section 4.05 Litigation. As of the date of this Agreement, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, none of Parent or any of its Subsidiaries is subject to any outstanding Judgment of any Governmental Entity or arbitrator, or any settlement agreement that, individually or in the aggregate, would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent, there are no facts or circumstances relating to the qualifications or condition of Parent or any of its Subsidiaries, affiliates or investors that would prevent or materially delay the receipt of any required approvals from any Governmental Entity related to the Transactions.

Section 4.06 Capitalization and Operations of Sub; No Ownership of Company Common Stock.

(a) As of the date of this Agreement, the authorized share capital of Sub consists of 1,000 shares, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement or the Financing.

(b) None of Parent, Sub or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, other than pursuant to this Agreement. None of Parent, Sub, any of their respective Subsidiaries, or the “affiliates” or “Associates” of any such entity is, and at no time during the last three (3) years has been, an “Interested Shareholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.07 Financing.

(a) Parent has delivered to the Company true and complete copies of the executed commitment letter and engagement letter (together with any term sheets and any other annexes, exhibits, schedules and other attachments thereto), dated as of the date hereof (collectively, the “Debt Commitment Letter”), pursuant to which the financial institutions and other lenders party thereto (the “Lenders”) have committed, subject only to the terms thereof, to lend the amounts set forth therein for purposes of funding the Transactions at the date and time at which the Acceptance Time is required to occur pursuant to Section 1.01(a) (the “Financing”). Parent has also delivered to the Company true and complete copies of any fee letters (with only the fee amounts, pricing caps, market flex and other economic terms redacted (none of which individually or in the aggregate would (i) reduce or affect the amount of the Financing or adversely affect the availability of the Financing, (ii) impose any conditions on the receipt of the Financing, or (iii) delay or prevent the Offer Closing or the Closing or make the funding of the Financing less likely to occur (the terms in any of clause (i)-(iii), each a “Prohibited Term”))) relating to the Debt Commitment Letter (any such fee letter, a “Fee Letter”).

(b) Assuming the Financing is funded in accordance with the Debt Commitment Letter, the aggregate net proceeds from the Financing when funded in accordance with the Debt Commitment Letter (or any Replacement Financing), together with unrestricted cash, cash equivalents, and available revolving commitments available under the Existing Credit Agreement, are sufficient to fund all of the amounts required to be provided by Parent or Sub for the consummation of the Transactions and are sufficient for the satisfaction when due of all of the obligations of Parent and Sub under this Agreement, including the payment of the Aggregate Consideration and the amounts payable pursuant to Section 2.03 and the payment of all costs and expenses of the Transactions (including any obligations of the Surviving Corporation and the Company Subsidiaries) which become due or payable by the Surviving Corporation or any Company Subsidiary in connection with, or as a result of, the Transactions and any repayment or refinancing of Indebtedness (as defined herein or in the Existing Credit Agreement, as applicable) required in connection therewith or contemplated by the Debt Commitment Letter or this Agreement (collectively, the “Financing Uses”).

(c) The Debt Commitment Letter is in full force and effect and has not been withdrawn, reduced, terminated or rescinded (or contemplated to be withdrawn, reduced, terminated or rescinded) or, except as permitted by Section 5.16 after the date hereof, otherwise amended, supplemented or modified (or contemplated to be amended, supplemented or modified) in any respect. The Debt Commitment Letter, in the form delivered to the Company, is a legal, valid and binding obligation of Parent and Sub and, to the knowledge of Parent and Sub, the other parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. There are no side letters or other Contracts (except for any Fee Letters and any other agreements with respect to the Financing, each of which have been delivered to the Company in accordance with the provisions of Section 4.07(a) or, if not required to be delivered, does not contain a Prohibited Term) relating to the Debt Commitment Letter. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Sub under any term, or a failure of any condition, of the Debt Commitment Letter or otherwise result in any portion of the Financing contemplated thereby being unavailable at the date and time at which the Acceptance Time is required to occur pursuant to Section 1.01(a). Assuming the satisfaction of the conditions of Parent and Sub set forth in clauses (c)(ii)(B) (with respect to the representations and warranties set forth in Section 3.02(a), Section 3.02(b) and Section 3.02(d)), and clause (c)(iii) in Annex II, as of the date hereof, neither Parent nor Sub has reason to believe that it or any Lender would be unable to satisfy on a timely basis any term or condition of the Debt Commitment Letter required to be satisfied by it. Parent and Sub have fully paid any and all commitment fees or other fees or deposits required by the Debt Commitment Letter or any Fee Letter to be paid on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Debt Commitment Letter (the “Disclosed Conditions”). No person has any right to impose, and none of Parent or any counterparty to the Debt Commitment Letter has any obligation to accept (i) any condition precedent to such funding or investing other than the Disclosed Conditions or (ii) any reduction to, or any term or condition that would have the effect of reducing, the aggregate amount available under the Debt Commitment Letter at the Acceptance Time (after giving effect to any flex terms in the Fee Letter, none of which flex terms constitute a Prohibited Term).

(d) Section 4.07(d)(i) of the Parent Disclosure Letter contains the audited, consolidated financial statements of Parent and its consolidated Subsidiaries consisting of the audited consolidated statements of financial condition of Parent and its consolidated Subsidiaries as of December 31, 2024 and the related audited consolidated statement of operations, stockholder’s equity and cash flows for the year then ended, together with the notes to such financial statements (the “Parent Audited Financial Statements”), and Section 4.07(d)(ii) of the Parent Disclosure Letter contains the unaudited, consolidated financial statements of Parent and its consolidated

Subsidiaries consisting of the unaudited consolidated statements of financial condition as of September 30, 2025 of Parent and its consolidated Subsidiaries and the related unaudited consolidated statements of operations, stockholder’s equity and cash flows for the nine (9)-month period then ended, including any notes thereto (together with the Parent Audited Financial Statements, the “Parent Financial Statements”). The Parent Financial Statements (A) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Parent Financial Statement) applied on a consistent basis in all material respects during the periods involved and (B) present fairly, in all material respects, the financial position of the Parent and its consolidated Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect).

(e) Neither Parent nor any of its Subsidiaries have delivered any notice, request, election or other communication to the administrative agent, lenders or other parties under Section 7.12 of the Existing Credit Agreement or under the PPN Agreement, as applicable, to exercise or give effect to any increase in the maximum permitted Consolidated Net Leverage Ratio (as defined in the Existing Credit Agreement) in connection with a Material Acquisition (as defined in the Existing Credit Agreement), other than in connection with the Transactions.

(f) The execution and delivery of this Agreement and the consummation of the Transactions contemplated hereby do not conflict with or violate any provision of (i) the Existing Credit Agreement or (ii) any other agreement governing Indebtedness (as defined in the Existing Credit Agreement) of Parent or any of its Subsidiaries in an aggregate principal amount under such agreement equaling or exceeding $100,000,000 (excluding, for the avoidance of doubt, the PPN Agreement and any related agreements governing the Indebtedness thereunder).

(g) The execution and delivery by Parent of this Agreement, and the consummation of the Transactions contemplated hereby (including the incurrence of the Financing), constitute a Limited Condition Transaction (as defined in the Existing Credit Agreement) and Parent has made an LCT Election with respect thereto.

(h) Parent has delivered to the Company true, complete and correct copies of (i) the Existing Credit Agreement and the PPN Agreement, in each case as in effect on the date hereof, together with all amendments, restatements, supplements, waivers and modifications thereto and (ii) the Compliance Certificate (as defined in the Existing Credit Agreement) delivered pursuant to Section 6.02(b) of the Existing Credit Agreement in respect of the Fiscal Quarter ending September 30, 2025. As of the date hereof, each of the Existing Credit Agreement and the PPN Agreement is in full force and effect.

Section 4.08 Brokers. No broker, finder or investment banker other than Evercore Group L.L.C. is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of Parent, Sub or any of their respective affiliates.

Section 4.09 Absence of Certain Arrangements. Other than this Agreement or as authorized by the Company, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Sub or any of their respective affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the Transactions or post-Closing employment or service with, or compensation from, Parent or any of its Subsidiaries (including the Company and Company Subsidiaries) (excluding any Contracts with stockholders of the Company entered into in the ordinary course of business and unrelated to the Transactions).

Section 4.10 Solvency. Assuming that (a) the satisfaction of conditions to the obligation of Parent and Sub set forth in clauses (c)(ii)(B) (with respect to the representations and warranties set forth in Section 3.02(a), Section 3.02(b) and Section 3.02(d)), (c)(iii) and (c)(iv) in Annex II and (b) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby in accordance with GAAP, then at and immediately following the Offer Closing and the Effective Time and after giving effect to all of the Transactions, including the funding of the Financing and the Financing Uses, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation, will be Solvent. Parent and Sub are not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent, Sub, the Company, any Company Subsidiary or any affiliates thereof.

Section 4.11 Ownership of Company Common Stock. None of Parent, Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. Neither Parent nor Sub beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) as of the date hereof any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary, or is a party as of the date hereof to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary.

Section 4.12 Ownership and control by United States Citizens. Parent and Sub are each citizens of the United States for purposes of owning and operating vessels in the United States coastwise trade within the meaning of Section 2 of the Shipping Act of 1916, as amended (46 U.S.C. § 50501) and, 46 C.F.R. part 67, subpart C (46 C.F.R. §§ 67.30 – 67.39) and are eligible to own and operate vessels engaged in dredging in the navigable waters of the United States in accordance with 46 U.S.C. § 55109. Without limitation to the foregoing, with respect to each of Parent and Sub: (i) at least 75% of the stock or equity interest of the entity at each tier of ownership is owned by citizens of the United States within the meaning of 46 U.S.C. § 50501 and 46 C.F.R. part 67, subpart C; (ii) the chief executive officer, by whatever title, is a citizen of the United States; (iii) the chairman of the board of directors or equivalent is a citizen of the United States; and (iv) no more of its directors are non-citizens of the United States than a minority of the number necessary to constitute a quorum. Neither Parent nor Sub is a “foreign person” as defined by 31 C.F.R. § 800.224 for purposes of Section 721 of the Defense Production Act of 1950, as amended.

Section 4.13 Eligibility for Government Contracts. Neither Parent nor Sub nor any of their respective “principals” (as that term is defined in 48 C.F.R. § 52.209-5) is or since January 1, 2023, has been (a) suspended, debarred, or proposed for debarment, by any Governmental Entity or otherwise excluded by any Governmental Entity from participating in any federal procurement or non-procurement programs or (b) a Sanctioned Person.

Section 4.14 Acknowledgement of No Other Representations or Warranties. Each of Parent and Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries, their respective businesses and the Transactions; that it and its representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and the Company Subsidiaries that it and its representatives have desired or requested to review for such purpose; and that it and its representatives have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries. Each of Parent and Sub acknowledges and agrees that, except for the representations and warranties contained in Article III, none of the Company, the Company Subsidiaries or any of their respective affiliates, the Company Representatives, the Company Related Parties or any other person makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the Transactions. To the fullest extent permitted by applicable Law, Parent and Sub, on behalf of themselves and their respective affiliates, acknowledge and agree that, except with respect to the representations and warranties contained in Article III or any breach of any covenant or other agreement of the Company contained in this Agreement, none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives shall have any liability to Parent or Sub or their respective affiliates or representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, the Company Subsidiaries or their respective affiliates or the Company Representatives to Parent, Sub or their respective affiliates or representatives in connection with the Transactions, and each of Parent and Sub acknowledge and agree that, except with respect to the representations and warranties contained in Article III, it has not relied on any such information or statements and Parent and Sub acknowledge and agree on behalf of themselves and their respective affiliates that none of the directors, officers, employees, agents or other Company Representatives or any Company Subsidiary, nor any other person, shall be subject to any liability to Parent or any other person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the Transactions. Without limiting the foregoing, Parent and Sub acknowledge and agree on their own behalf and on behalf of their respective affiliates that none of the Company, any Company Subsidiary or any Company Related Party makes any representation or warranty to Parent or Sub with respect to any business or financial projection, guidance or forecast relating to the Company or any of the Company Subsidiaries, whether or not included in the data room or any management presentation, and each of Parent and Sub, on its behalf and on behalf of its affiliates, expressly waives and such claim relating to the foregoing matters.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company. The Company agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (a) as set forth in Section 5.01 of the Company Disclosure Letter, (b) as required or expressly permitted by any provision of this Agreement, or (c) as required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the Nasdaq, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, use reasonable best efforts to (i) conduct its business and operations in all material respects in the ordinary course of business consistent with past practice, and (ii) to the extent consistent therewith and not in violation of the immediately following sentence of this Section 5.01 (A) preserve substantially intact its material business organization, assets (including all Company Vessels), properties and business relations, (B) keep available the services of its executive officers and key employees on commercially reasonable terms, (C) maintain in effect all material Company Permits, and (D) maintain in all material respects the goodwill and existing relationships with any persons with which the Company or any Company Subsidiaries has material business relations (including Governmental Entities); provided, however, that no action by the Company or any Company Subsidiary with respect to the matters specifically addressed by any of clause (a) through (v) of the immediately following sentence of this Section 5.01 shall be deemed to constitute a breach of clause (i) of this sentence unless such action would be deemed a breach of the applicable clause of the immediately following sentence. Without limiting the foregoing, except (1) as set forth in Section 5.01 of the Company Disclosure Letter, (2) as required or expressly permitted by any other provision of this Agreement or (3) as required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the Nasdaq, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, do any of the following without the prior written consent of Parent (which agreement shall not be unreasonably withheld, delayed or conditioned):

(a) amend (i) the Company Charter or the Company Bylaws or (ii) the comparable documents of any Company Subsidiary, except, solely in the case of a Company Subsidiary, for amendments that would not be materially adverse to the Company, Parent or Sub or adversely impact the Transactions;

(b) issue or authorize the issuance of any equity securities in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such equity securities, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than (i) grants of awards under the Company Stock Plans as set forth in Section 5.01(b) of the Company Disclosure Letter, (ii) the issuance of Shares to satisfy the vesting of RSU Awards outstanding as of the date of this Agreement in accordance with their terms as in effect as of the date hereof, provided that such vesting with respect to Performance-Based RSU Awards shall be at a level of performance achieved with respect to any applicable performance period that has ended prior to the date hereof that is no greater than is set forth on Section 3.02(a) of the Company Disclosure Letter, and (iii) the issuance of Shares under the Company ESPP (pursuant to its terms as in effect on the date hereof, subject to Section 2.03(d) herein);

(c) sell, lease, exclusively license or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise) any entity, business or any material assets, properties (including any Company Vessels), rights, other interests therein or non-cash assets except (i) sales or dispositions made in connection with any transaction between or among the Company and any of the Company Subsidiaries or between or among the Company Subsidiaries, (ii) dispositions of assets that are obsolete or no longer fit for their intended use by the Company or the Company Subsidiaries, or (iii) pursuant to existing Contracts in force as of the date of this Agreement, copies of which have been made available by Company to Parent or its representatives;

(d) declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company, whether payable in cash, stock, property or a combination thereof;

(e) other than in connection with Tax withholdings upon the settlement or vesting of RSUs, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any equity securities of the Company or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities of the Company;

(f) merge, combine or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(g) consummate or make any binding offer to consummate, any acquisition of a business or any interest in any business (including by merger, consolidation or acquisition of stock or assets) or division thereof or any material properties or assets, except (i) with respect to any transaction between or among the Company and any of the Company Subsidiaries or between or among the Company Subsidiaries and (ii) any capital expenditures in accordance with Section 5.01(l);

(h) incur any Indebtedness for borrowed money or issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any of its debt securities, or assume, guarantee, endorse or otherwise become liable or responsible for such type of indebtedness or other similar obligations of another person (which for the avoidance of doubt does not include the Company’s surety bonds but does include the Company’s letters of credit to the extent drawn and not reimbursed), except (i) Indebtedness among the Company and the Company Subsidiaries or among the Company Subsidiaries, (ii) Indebtedness for borrowed money under the ABL Credit Agreement such that the amount drawn for borrowed money does not exceed $90,000,000 in the aggregate; provided, that if the Offer Closing has not occurred by the date that is two (2) months after the date hereof, the aggregate amount of Indebtedness for borrowed money under the ABL Credit Agreement as set forth herein shall be increased by an additional $10,000,000 on such date and by an additional $10,000,000 on each one (1) month anniversary of such date prior to the Outside Date; provided, further, that the Company shall consult with Parent reasonably in advance prior to drawing down an amount that would exceed $65,000,000, (iii) for any guarantee by the Company of Indebtedness of the Company Subsidiaries or guarantee by the Company Subsidiaries of Indebtedness of the Company or any of the Company Subsidiaries or (iv) as set forth on Section 5.1(h)(iv) of the Company Disclosure Letter;

(i) make any loans, advances or capital contributions to, or investments in, any other person (other than among the Company and any Company Subsidiary or among the Company Subsidiaries) other than (a) advancing expenses to the Company’s insurance claims administrator in the ordinary course and (b) the extension of trade credit in the ordinary course of business consistent with past practice;

(j) except to the extent required by Law, the CBAs or the terms of any Company Benefit Plan disclosed in Section 3.13(a) of the Company Disclosure Letter, or as specifically provided for in Section 2.01, Section 2.03 or Section 5.09: (i) increase the compensation or benefits payable or to become payable to (A) its directors or officer-level employees or (B) any employee or independent contractor who is not covered by the preceding clause (A), other than (solely in the case of this subclause (B)) increases in base salaries, wages, and short-term cash incentive opportunities in the ordinary course of business consistent with past practice not to exceed, in the aggregate, 4% relative to the prior fiscal year of the Company; (ii) grant any rights to severance or termination pay or other material termination benefits; (iii) except for amendments to Company Benefit Plans in the ordinary course of business consistent with past practice, establish, adopt, enter into, negotiate or amend any Company Benefit Plan; (iv) except for amendments to the CBAs that are not material to the Company and the Company Subsidiaries, taken as a whole, establish, adopt, enter into, negotiate or amend any of the CBAs; or (v) hire or terminate any employee (other than a termination for cause) with annual base compensation equal to or greater than $200,000;

(k) make or adopt any material change in accounting methods, policies or procedures, other than as required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction;

(l) other than as contemplated by the annual capital expenditure budget provided to Parent prior to the date hereof, authorize or make any capital expenditures that individually exceed $5,000,000 or in the aggregate exceed $10,000,000;

(m) other than in the ordinary course of business, (i) make, change or revoke any material Tax election, (ii) settle or compromise any Tax liability for an amount materially in excess of the amount accrued or reserved therefor in the Company Financial Statements, (iii) amend any material Tax Return, (iv) adopt or change any material method of Tax accounting or annual Tax accounting period, (v) enter into any “closing agreement” (within the meaning of Section 7121 of the Code) relating to any material Tax liability, (vi) agree to extend the statute of limitations in respect of any material amount of Taxes (other than pursuant to automatic extensions of time to file Tax Returns), or (vii) surrender any right to claim a material Tax refund;

(n) except with respect to litigation of the type contemplated by Section 5.13 (which shall be governed by the terms thereof), settle or compromise any Proceeding or series of Proceedings other than (i) waivers, settlements or compromises of Proceedings that do not, individually or in the aggregate, involve the payment of monetary damages of more than $2,000,000 (net of any amount covered by insurance or indemnification and excluding any amounts payable with respect to and to the extent set forth on Section 5.01(n) of the Company Disclosure Letter) or (ii) that do not impose any material restrictions on the operations or businesses of the Company or the Company Subsidiaries, taken as a whole;

(o) mortgage, pledge, assign, or encumber (in each case, other than a Permitted Lien) any Owned Real Property or any other material assets, or place or permit any Lien (other than a Permitted Lien) thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner);

(p) sell, lease, license, assign, transfer, abandon or otherwise dispose of any material Company Owned Intellectual Property Rights other than (i) non-exclusive licenses granted in the ordinary course of business consistent with past practice, (ii) expirations of Company Registered Intellectual Property Rights at the end of its statutory term, or (iii) the existence or creation of Permitted Liens;

(q) enter into or amend any Contract with, or make any payment to, any former or present director or officer of the Company or any of the Company Subsidiaries or affiliates of any of the foregoing persons or any other person covered under Item 404 of Regulation S-K under the Securities Act (other than any payments pursuant to clause (j));

(r) enter into, amend, waive any rights under, or terminate any Company Material Contract (or any other Contract that would be deemed a Company Material Contract if it had been entered into prior to the date of this Agreement) or any Real Property Lease (or any lease that would be deemed a Real Property Lease if it had been entered into prior to the date of this Agreement), other than (i) any termination or renewal either (A) in accordance with the terms of any existing Company Material Contract or Real Property Lease that occurs without any action (other than notice of renewal) by Company or any Company Subsidiary or (B) in the ordinary course of business consistent with past practice in all material respects or (ii) entering into or amending or waiving any rights under any Company Material Contract or Real Property Lease (or any other Contract that would be deemed a Company Material Contract or Real Property Lease if it had been entered into prior to the date of this Agreement) in the ordinary course of business in all material respects and, with respect to non-offshore energy Contracts, consistent with past practice in all material respects (other than (A) entering into a Contract that would be deemed a Company Material Contract required to be listed on Section 3.20(b)(vii), (xv) and (xvi) of the Company Disclosure Letter if it had been entered into prior to the date of this Agreement, (B) amending the provision(s) of any Company Material Contract that caused it to be listed on Section 3.20(b)(vii), (xv) and (xvi) of the Company Disclosure Letter as of the date of this Agreement in a manner adverse to Parent or any of its affiliates, or (C) amending any Contract in a manner that would cause such Contract to be a Company Material Contract under Section 3.20(b)(vii), (xv) and (xvi) of the Company Disclosure Letter);

(s) enter into any new line of business outside the businesses being conducted by the Company and the Company Subsidiaries on the date hereof;

(t) fail to use reasonable best efforts to maintain in effect material insurance policies of at least the same coverage and amounts and on terms and conditions not materially less advantageous to the insured as currently maintained by Company and its Subsidiaries;

(u) with respect to any Company Vessel, fail to use reasonable best efforts not to (i) modify the use, operation, maintenance or repair of such Company Vessel (and her equipment and appurtenances) in a manner outside the ordinary course of business or not in compliance with applicable Law and Maritime Conventions, or (ii) deplete inventory, supplies and spare parts (whether on board or on shore) in a manner outside the ordinary course of business, in each case, where such failure would be material to the Company and the Company Subsidiaries, taken as a whole;

(v) enter into any new letters of credit or amend any letters of credit outstanding as of the date hereof such that the aggregate value of the Company’s outstanding letters of credit would exceed the amount set forth on the Company Disclosure Letter; or

(w) irrevocably enter into any Contract to do any of the foregoing.

Nothing contained in this Agreement shall give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business operations.

Section 5.02 Agreements Concerning Parent and Sub.

(a) During the period from the date of this Agreement through the Effective Time (or such earlier date on which this Agreement may be terminated), except as provided in or expressly required by this Agreement or required by applicable Law, Parent shall not, and shall not permit any of its Subsidiaries (including Sub) or affiliates to, (A) with respect to Sub only, amend, repeal or otherwise modify any provision of its organizational or governing documents, (B) take or agree to take any action (or fail to take any action) that, individually or in the aggregate, would prevent or materially delay the consummation of the Transactions or impede the ability of any of the parties hereto to obtain any necessary approvals or clearances of any Governmental Entity required for the Transactions or (C) take or agree to take, make any commitment to take, or adopt any resolutions of its board of directors or analogous governing body in support of, any of the foregoing.

(b) Parent covenants and agrees to take all actions necessary or advisable to cause the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this Agreement. Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Sub.

(c) Parent shall promptly (and in any event no later than two (2) Business Day after becoming aware thereof) notify the Company in writing of any fact, circumstance, development, or event that has occurred or is reasonably likely to occur that would cause any of the representations set forth in Sections 4.07(e), (f) and (g) to be untrue, inaccurate, or misleading in any respect at any time prior to the Acceptance Time. Such notice shall describe in reasonable detail the nature of such matter and its anticipated impact on Parent’s ability to consummate the Transactions contemplated hereby.

(d) Neither Parent nor any of its Subsidiaries shall incur any Indebtedness (as defined in the Existing Credit Agreement) for borrowed money or issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any of its debt securities, or assume, guarantee, endorse or otherwise become liable or responsible for such type of indebtedness or other similar obligations of another person that, when given pro forma effect and after giving pro forma effect to the incurrence of the Financing, would cause the Consolidated Net Leverage Ratio (as defined in the Existing Credit Agreement) to exceed 4.00x.

(e) From and after the date of this Agreement and until the Acceptance Time, Parent covenants that Parent will maintain $300,000,000 plus estimated fees and expenses incurred (or expected to be incurred) in connection with the Transactions of unused aggregate revolving commitments under the Existing Credit Agreement to be borrowed to fund the Financing Uses upon the consummation of the Transactions.

(f) Notwithstanding anything to the contrary in Section 7.12 of the Existing Credit Agreement or in the PPN Agreement, as applicable, Parent shall not elect, and shall not permit any election, to increase the maximum permitted Consolidated Net Leverage Ratio thereunder except in connection with the Transactions.

(g) Parent covenants that it will not revoke the LCT Election.

(h) Parent agrees to take the actions set forth on Section 5.02(h) of the Parent Disclosure Letter.

(i) Parent covenants that it shall not, and shall not permit any of its Subsidiaries to, amend, restate, supplement, waive or otherwise modify the Existing Credit Agreement or the PPN Agreement in any manner that would cause any of the representations and warranties set forth in Sections 4.07(e) through (g) to be inaccurate or incorrect, in each case, as though such representations and warranties were made immediately after giving effect to such amendment, restatement, supplement, waiver or modification.

Section 5.03 No Solicitation; Change of Company Recommendation.

(a) The Company shall, and shall cause the Company Subsidiaries to, and shall direct the Company Representatives to (i) immediately following execution of this Agreement, cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal made by such person, including immediately withdrawing access to any “data room” that was established in connection with the Transactions, and (ii) promptly (and in any event within two (2) Business Days) following execution of this Agreement, request that each such person promptly return or destroy all confidential information furnished to such person by or on behalf of the Company in connection with any such Competing Proposal. Except as permitted by this Section 5.03, the Company shall not, and shall cause the Company Subsidiaries and direct the Company Representatives not to, in each case, directly or indirectly, (A) initiate, solicit or knowingly facilitate or encourage the submission of any Competing Proposal (or any inquiry, expression of interest, proposal or offer that would reasonably be expected to lead to, a Competing Proposal), (B) furnish to any person any non-public information relating to the Company or the Company Subsidiaries or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or the Company Subsidiaries, in connection with any Competing Proposal made by such person (or any inquiry, expression of interest, proposal or offer that would reasonably be expected to lead to, a Competing Proposal), (C) enter into or participate in any discussions or negotiations with any third person with respect to any Competing Proposal made by such third person or (D) enter into any other acquisition agreement, option agreement, joint venture agreement, partnership agreement, letter of intent, term sheet, merger agreement or similar agreement or Contract providing for a Competing Proposal; provided that, notwithstanding anything to the contrary in this Section 5.03, if the Company receives any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal from any third party, the Company may inform such third party that the Company is contractually prohibited from engaging in discussions with, or otherwise responding to, such third party in response thereto. Without limiting the foregoing, any violation of the restrictions on the Company set forth in this Section 5.03 by any Company Representative or any of the Company Subsidiaries shall be deemed a breach of this Section 5.03 by the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, but subject to the last sentence of this Section 5.03(b), if, at any time following the execution of this Agreement and prior to the Acceptance Time, (i) the Company has received a bona fide written Competing Proposal from a person that did not result from a material breach of Section 5.03(a) and (ii) the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company may (A) furnish to the person making such Competing Proposal (and its representatives, prospective debt and equity financing sources and/or their respective representatives) any non-public information relating to the Company or the Company Subsidiaries or afford to any such person (and its representatives, prospective debt and equity financing sources and/or their respective representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or the Company Subsidiaries, provided (1) the Company has entered into an Acceptable Confidentiality Agreement with such person and (2) the Company provides to Parent copies of any such diligence materials and documents containing non-public information (that has not been previously provided to Parent) promptly (and in any event within twenty-four (24) hours) after providing such materials and documents by or on behalf of the Company to such person and (B) participate in discussions or negotiations with the person making such Competing Proposal and its representatives regarding such Competing Proposal. Notwithstanding anything herein to the contrary, the Company Board, after consultation with its outside legal and financial advisors, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any person or group of persons if the Company Board determines in good faith that any failure to do so would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) From and after the date of this Agreement, the Company shall promptly (but in any event within twenty-four (24 hours)) (i) advise Parent in writing of the receipt of any Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal specifying the material terms and conditions thereof (including a copy of any such Competing Proposal or proposal received in writing) and the identity of the party making such Competing Proposal or proposal, (ii) keep Parent informed of all material developments or changes to material terms of any such Competing Proposal, inquiry or request and (iii) provide Parent with copies of any draft agreements, letters of intent, memoranda of understanding or other similar agreements to be entered into by the Company or any Company Subsidiary with the person proposing such Competing Proposal with respect to any such Competing Proposal or proposal, including any revisions thereto that are received from such person or its Representatives or delivered by or on behalf of the Company to such person or any of its Representatives. Neither the Company nor any Company Subsidiary will enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.03(c).

(d) Except as set forth in Section 5.03(e) or Section 5.03(f), neither the Company Board nor any committee thereof shall (i) withdraw, withhold, qualify, modify or amend the Company Recommendation in any manner adverse to Parent, or publicly propose to do any of the foregoing, (ii) approve, endorse or recommend a Competing Proposal or submit any Competing Proposal to a vote of the holders of Shares, or publicly propose to do any of the foregoing, (iii) approve, recommend or allow the Company to enter into (A) a Contract to effect a Competing Proposal (such Contract to effect a Competing Proposal, an “Alternative Acquisition Agreement”) or (B) any Contract, letter of intent or memorandum of understanding with a person making a Competing Proposal that provides for the terms of a Competing Proposal (for the avoidance of doubt, excluding an Acceptable Confidentiality Agreement), (iv) fail to include the Company Recommendation in the Schedule 14D-9 when disseminated to the holders of Shares, (v) following the commencement of any tender or exchange offer relating to securities of the Company (other than the Offer) that constitutes a Competing Proposal, fail to issue a press release publicly announcing within ten (10) Business Days of such commencement that the Company recommends rejection of such tender or exchange offer (provided that press release may state, if accurate, that the Company is in negotiations at the time of such press release and such statement shall not be deemed a Change of Company Recommendation) or (vi) if a Competing Proposal has been publicly disclosed, fail to affirm publicly the Company Recommendation following any reasonable written request by Parent within ten (10) Business Days after Parent’s written request therefor (provided that any such public disclosure may state, if accurate, that the Company is in negotiations at the time of such press release and such statement shall not be deemed a Change of Company Recommendation) (any action described in clauses (i) – (vi) being referred to as a “Change of Company Recommendation”).

(e) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time and in response to a Superior Proposal received by the Company after the execution of this Agreement, the Company Board (or any committee thereof) may make a Change of Company Recommendation or terminate this Agreement pursuant to Section 7.01(f) to enter into an Alternative Acquisition Agreement only if:

(i) (A) a written, bona fide Competing Proposal (that did not result from a material breach of Section 5.03(a)) is made to the Company by a third person, and (B) the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and that failure to effect a Change of Company Recommendation or terminate this Agreement pursuant to Section 7.01(f) in light thereof would reasonably be likely to be inconsistent with the Company Board’s (or committee’s) fiduciary duties under applicable Law;

(ii) the Company provides Parent prior written notice at least four (4) Business Days in advance of the intention to make a Change of Company Recommendation or terminate this Agreement pursuant to Section 7.01(f) (a “Notice of Superior Proposal”), which notice shall (A) state the material terms and conditions of the Superior Proposal (including the person making such proposal), and shall have contemporaneously provided a copy of (1) the proposed Alternative Acquisition Agreement to be entered into by the Company or any Company Subsidiary to effect such Superior Proposal, (2) if all or a portion of the Superior Proposal is proposed to be funded by debt financing and the proposed counterparty to such definitive Alternative Acquisition Agreement proposes to enter into a debt commitment letter contemporaneously with the execution of the proposed definitive Alternative Acquisition Agreement for all or a portion of such debt financing, a copy of such debt comment letter (subject to customary redactions) and (3) any material definitive agreements proposed to be entered into by the Company or any Company Subsidiary contemporaneously with the entry into the proposed definitive Alternative Acquisition Agreement pursuant to the terms of such proposed definitive Alternative Acquisition Agreement and (B) state that it is the intention of the Company Board (or a committee thereof) to effect a Change of Company Recommendation or terminate this Agreement in order to enter into the Alternative Acquisition Agreement, as applicable (it being agreed that neither the delivery of the Notice of Superior Proposal by the Company nor the public announcement that the Company has delivered the Notice of Superior Proposal shall constitute a Change of Company Recommendation);

(iii) if requested by Parent, the Company has, and has instructed the Company Representatives to be reasonably available to have, negotiated in good faith with Parent with respect to any changes to the terms of this Agreement proposed by Parent for at least four (4) Business Days following receipt by Parent of such Notice of Superior Proposal (it being understood and agreed that any amendment to the consideration to be paid to the holders of Shares under such Superior Proposal or any amendment of any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and a new notice period (provided such period shall be three (3) Business Days following such new notice rather than four (4) Business Days)); and

(iv) taking into account any changes to the terms of this Agreement proposed by Parent in writing to the Company, the Company Board (or a committee thereof) has determined in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Competing Proposal would constitute a Superior Proposal if such changes proposed in writing by Parent were to be given effect and that the failure to effect a Change of Company Recommendation or terminate this Agreement pursuant to Section 7.01(f) to enter into an Alternative Acquisition Agreement in connection therewith would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law.

(f) The Company Board (or a committee thereof) may effect a Change of Company Recommendation described in clause (i) or clause (iv) of the definition thereof in response to an Intervening Event if and only if:

(i) the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board (or a committee thereof) to effect a Change of Company Recommendation would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law;

(ii) the Company provides Parent prior written notice at least four (4) Business Days in advance of the Company’s intention to make a Change of Company Recommendation (a “Notice of an Intervening Event”), which notice shall state (A) a description including reasonable detail of the Intervening Event and the reasons for a Change of Company Recommendation and (B) that it is the intention of the Company Board (or a committee thereof) to effect a Change of Company Recommendation (it being agreed that neither the delivery of the Notice of an Intervening Event by the Company nor the public announcement that the Company Board (or a committee thereof) is considering making a Change of Company Recommendation shall constitute a Change of Company Recommendation);

(iii) if requested by Parent, the Company has, and has instructed the Company Representatives to be reasonably available to have, negotiated in good faith with Parent with respect to any changes to the terms of this Agreement proposed by Parent for at least four (4) Business Days following receipt by Parent of such Notice of an Intervening Event; and

(iv) taking into account any changes to the terms of this Agreement proposed by Parent in writing to the Company, the Company Board (or a committee thereof) has determined in good faith, after consultation with its outside financial advisor and outside legal counsel, that even if such changes proposed in writing by Parent were to be given effect, the failure to effect a Change of Company Recommendation would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law.

(g) Nothing contained in this Agreement shall prohibit the Company from (i) complying with Rules 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including from making any related required disclosure to the holders of Shares or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to the holders of Shares if the Company determines in the good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law or that such disclosure is otherwise required under applicable Law; provided, however, that the Company shall not effect a Change of Company Recommendation other than in accordance with this Section 5.03.

Section 5.04 Access to Information. From the date of this Agreement to the Effective Time, the Company shall, and shall cause the applicable Company Representatives and each Company Subsidiary and direct each Company Representative to: (a) provide to Parent and Sub and their respective representatives reasonable access during normal business hours in such a manner as not to interfere with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof (including Tax Returns and information relating to Taxes); and (b) furnish as promptly as reasonably practicable such information concerning the business, properties, Contracts, assets and liabilities of the Company and Company Subsidiaries as Parent

or its representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any applicable Company Representative or Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; provided, that the Company shall use good faith, reasonable best efforts to make appropriate substitute arrangements (including by way of example by entering into a joint defense or other agreement) to permit disclosure to Parent and its representatives to the extent legally permissible or in a manner that does not contravene any such agreement; (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; provided, that any such competitively sensitive information may be redacted in good faith by the Company; (iv) breach, contravene or violate any applicable Laws (including the HSR Act or any other Antitrust Law); or (v) jeopardize the health and safety of any employee of the Company or the Company Subsidiaries. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall instruct and use reasonable best efforts to cause their respective representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures known to Parent at the time of such visit. Notwithstanding anything to the contrary contained in this Section 5.04, from the date of this Agreement to the Effective Time, none of Parent, Sub or any of their respective affiliates shall conduct, without the prior written consent of the Company, any environmental investigation at any real property owned or leased by the Company, and in no event may any intrusive sampling of air, groundwater, soil, sediment or other environmental media be conducted at any of such real property owned or leased by the Company. Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives to, hold all information provided or furnished pursuant to this Section 5.04 confidential in accordance with the terms of the Confidentiality Agreement.

Section 5.05 Appropriate Action; Consents; Filings.

(a) The parties hereto shall, and shall cause their affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, the Transactions, including: (i) promptly obtain all actions or nonactions, consents, Permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary or advisable in connection with the consummation of the Transactions, (ii) as promptly as practicable, and in the case of all filings required under the HSR Act within fifteen (15) Business Days after the date of this Agreement, make all registrations and filings with any Governmental Entity under any applicable Antitrust Laws or Foreign Investment Laws necessary or advisable in connection with the consummation of the Transactions, and promptly make any further filings pursuant thereto that may be necessary or advisable, (iii) seek to resolve objections or assertions a Governmental Entity may express regarding this Agreement or the Transactions; provided, however, that this Section 5.05(a)(iii) shall not require Parent or any of its affiliates to litigate any challenge to this Agreement or the Transactions, and (iv) execute and deliver any additional instruments necessary or advisable to consummate the Transactions. Parent shall pay all filing fees to any Governmental Entity for the filings required under the HSR Act, or other applicable Antitrust Law. Nothing in this Section 5.05 shall require the Company or any Company Subsidiary to pay any consent fee or otherwise make any concessions that are not contingent on the Closing.

(b) In furtherance of the obligations set forth in Section 5.05(a), Parent shall promptly take (and shall cause each of its affiliates to take) any and all actions necessary or reasonably advisable in order to avoid or eliminate each and every impediment to the consummation of the Transactions and obtain all approvals and consents under any Laws that may be required by any foreign or U.S. federal, state or local Governmental Entity, in each case, with competent jurisdiction, so as to enable the parties to consummate the Transactions as promptly as practicable, including accepting operational restrictions or limitations on, and committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, divestiture, disposition or holding separate of, such assets or businesses of Parent, Sub, the Company, the Surviving Corporation or any of their respective affiliates (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of the relevant Governmental Entity) as may be required or advisable to obtain such approvals or consents of such Governmental Entities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions (each, a “Remedial Action”); provided, however, that nothing in this Agreement, including this Section 5.05(b), shall require Parent or any of its affiliates or the Company or any Company Subsidiary to take or agree to take any Remedial Action that: (i) is not conditioned upon the Closing or (ii) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Parent and its subsidiaries after giving effect to the Transactions, taken as a whole. For purposes of the foregoing proviso, “Parent and its subsidiaries after giving effect to the Transactions” shall be deemed to have the size, financial condition and results of operations of the Company and the Company Subsidiaries prior to the consummation of the Transactions. Neither Parent nor Sub, directly or indirectly, through one or more of their respective affiliates, shall take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VI or Annex II or the consummation of the Transactions.

(c) The Company shall, and shall cause the Company’s Subsidiaries to, use reasonable best efforts to cooperate with Parent to obtain any consents or waivers from third parties (other than Governmental Entities) that are required in connection with the Transactions; provided, however, that in no event shall the Company or any Company Subsidiary be required to (i) pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by the consummation of Transactions under any Contract or otherwise (and without the prior written consent of Parent, none of the Company nor any Company Subsidiary shall pay or make or commit to pay or make any such payment) or (ii) agree to any material term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action imposed, required or requested by any Governmental Entity in connection with its grant of any permits, approvals, waivers, and actions or nonactions with respect to the Transactions, unless such term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action imposed is binding on the Company or any of its controlled affiliates only after the Closing occurs.

(d) Without limiting the generality of anything contained in this Section 5.05, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or legal Proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation or legal Proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the Antitrust Division or any other Governmental Entity regarding the Transactions. Each party hereto will consult and cooperate with the other parties and Parent will consider in good faith the views of the Company in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the Transactions; provided, however, that subject to its obligations under this Section 5.05, Parent shall have the right to determine, direct and control the strategy and process by which the parties will seek approval of a relevant Governmental Entity as contemplated by this Section 5.05 and respond to or defend any proceedings by any such Governmental Entity in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation or legal Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation or legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or legal Proceeding. Notwithstanding anything to the contrary in this Section 5.05, no party hereto shall be in violation of this Agreement by virtue of providing information that is competitively sensitive to one another on an “outside counsel only” or other basis designed to ensure compliance with applicable Law (including the HSR Act or any other Antitrust Law).

Section 5.06 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be a joint press release, and thereafter, unless and until any Change of Company Recommendation has occurred or in connection with matters described in Section 5.03, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, fiduciary duties or by obligations pursuant to any listing agreement with Nasdaq; provided, in each case, that such party shall, to the extent practicable, use commercially reasonable efforts to consult with the other party before issuing such press release or making such public announcement or filing.

Section 5.07 Directors & Officers Indemnification and Insurance.

(a) Indemnification. Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted by appliable Law, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries, each fiduciary under benefit plans of the Company or any of the Company Subsidiaries and each such person who performed services at the request of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director or officer or fiduciary under benefit plans or performed services at the request of the Company or any of the Company Subsidiaries (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.07. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Law); provided, however, that the Surviving Corporation shall not be obligated under this Section 5.07(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) unless an actual or perceived conflict of interest exists or an Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to another Indemnified Party.

(b) Insurance. The Company shall be permitted to, prior to the Effective Time, obtain a prepaid insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy as of the date of this Agreement; provided that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of 300% of the annual premium paid by the Company for coverage in its last full fiscal year for such insurance. If such “tail” insurance policy has been obtained by the Company or the Surviving Corporation, Parent shall cause such “tail” insurance policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation and no other party shall have any further obligation to purchase or pay for insurance hereunder. If the Company fails to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six (6)-year period thereunder are being adjudicated) the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period (and for so long thereafter as any claims brought before the end of such six (6)-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, that, in each case, neither Parent nor the Surviving Corporation shall be required to pay an aggregate premium for any such insurance policies in excess of 300% of the annual premium paid by the Company for coverage in its last full fiscal year for such insurance, it being agreed that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the successors, assigns or transferees of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 5.07.

(d) Continuation. For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws (or other similar documents) of the Surviving Corporation and the certificate of incorporation and bylaws (or other similar documents) of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company Bylaws or the equivalent organizational documents of any Company Subsidiary. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e) Benefit. The provisions of this Section 5.07 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, each Indemnified Party’s heirs, executors or administrators and shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 5.07 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 5.07, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.07 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.08 Takeover Statutes. The parties shall use reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Transactions and (b) if any Takeover Statute is or becomes applicable to restrict or prohibit any of the foregoing, to grant such approvals and take all action necessary so that such Transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such Transaction.

Section 5.09 Employee Benefit Matters.

(a) From and after the Effective Time and for the period ending on December 31, 2027 (the “Benefit Protection Period”), Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide to each individual who is a Nonunion Employee of the Company or a Company Subsidiary immediately prior to the Effective Time and who continues in such employment following the Effective Time (each, a “Company Employee”), (i) base salary and wages, as applicable, in each case, that are no less favorable than the base salary and wages, as applicable, provided to such Company Employee immediately prior to the Effective Time, (ii) an annual bonus opportunity (including threshold, target and maximum payout opportunities and, solely in respect of the 2026 performance year, applicable performance metrics) to each Company Employee that is no less favorable than the annual bonus opportunity (including threshold, target and maximum payout opportunities and applicable performance metrics) provided to such Company Employee immediately prior to the Effective Time (excluding, for the avoidance of doubt, any retention, change in control, and other one-time cash-based awards and one-time, special cash compensation programs), (iii) target long-term incentive compensation opportunities to each Company Employee that are no less favorable than the target long-term incentive compensation opportunities provided to such Company Employee immediately prior to the Effective Time under a Company Stock Plan, which may be provided in the form of equity or equity-based awards, cash-based awards, increases to base salary, or a combination thereof (including, at the discretion of Parent, shorter-term compensation opportunities with a substantially similar quantum of payment opportunities), (iv) severance benefits to each Company Employee that are no less favorable than the severance benefits provided under any severance plan, policy or agreement set forth on Section 5.09(a) of the Company Disclosure Letter (the “Severance Plan”) and (v) other compensation and benefits (including paid-time off) to each Company Employee that are substantially comparable, in the aggregate, to the other compensation and benefits provided to such Company Employee immediately prior to the Effective Time.

(b) Without limiting the generality of Section 5.09(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, individual consulting, severance, retention, cash incentive compensation and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee as set forth on Section 3.13(a) of the Company Disclosure Letter) and all CBAs that are applicable to employees of the Company or any Company Subsidiary, in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event).

(c) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, provide (i) each Company Employee who participates in the Company’s annual cash incentive program for the 2025 performance year a payment (if unpaid prior to the Effective Time) no less than that due with respect to such Company Employee’s annual bonus under such program (in accordance with the threshold, target and maximum payout opportunities and applicable performance metrics as in effect with respect to the 2025 performance year immediately prior to the Effective Time) and (ii) each Company Employee who participates in the Company’s annual cash incentive program for the 2026 performance year a payment no less than that due with respect to such Company Employee’s annual bonus under such program (in accordance with the threshold, target and maximum payout opportunities and applicable performance metrics as in effect with respect to the 2026 performance year immediately prior to the Effective Time; provided, that in the event of a Company Employee’s qualifying termination (as such term is described under the Severance Plan) prior to the payment date of such bonus, such Company Employee will be entitled to receive a pro-rata payment of the Company Employee’s bonus for the period of time such Company Employee was actively employed during the 2026 performance year, calculated based on actual performance and payable at such time annual bonuses are paid to other employees of the Company in the 2027 calendar year but in no event later than March 31, 2027).

(d) For all purposes (including for purposes of determining eligibility to participate, level of benefits, entitlement to benefits, vesting and benefit accruals (but not for purposes of defined benefit pension plan accruals)) under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, including any vacation, paid time off and severance plans, each Company Employee’s and Union Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(e) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health or welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees and Union Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee and Union Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee and Union Employee (and dependents) will be eligible to participate from and after the Effective Time.

(f) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, recognize and assume all liabilities with respect to accrued but unused sick leave, vacation or other paid time off as of immediately prior to the Effective Time for all Company Employees and Union Employees. Parent shall allow Company Employees to use such accrued but unused sick leave, vacation or other paid time off in accordance with the plan, policy or agreement as in effect for the benefit of such Company Employee immediately prior to the Effective Time.

(g) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, recognize and assume all liabilities for any amounts payable to the Company Employees and Union Employees under an educational assistance or tuition reimbursement plan if the Company Employee or Union Employee has commenced a class or coursework eligible for assistance thereunder as of immediately prior to the Effective Time. Parent shall make payments to Company Employees and Union Employees for the liabilities recognized in accordance with the first sentence of this Section 5.09(g) in accordance with the plan, policy or agreement as in effect for the benefit of such Company Employee or Union Employee immediately prior to the Effective Time.

(h) If requested by Parent, in its sole and absolute discretion, at least five (5) Business Days prior to the Effective Time, the Company shall, or shall cause to be taken, all actions necessary and appropriate to terminate all Company Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “401(k) Plans”), with such termination of the 401(k) Plans to be effective no later than the day immediately preceding the Effective Time. With respect to each 401(k) Plan to be terminated as described in this Section 5.09(h), the Company shall deliver to Parent, no later than the day immediately preceding the Effective Time, evidence that the board of directors of the Company, or the governing body of the relevant Company Subsidiary, has validly adopted resolutions to terminate such 401(k) Plan (the form and substance of which shall be subject to advance review of Parent). If Parent requests for the 401(k) Plans to be terminated, prior to Closing, Parent (i) shall take actions to permit each Company Employee and Union Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code, including rollovers of loans) in an amount equal to the full account balance distributed or distributable to such Company Employee or Union Employee from the applicable 401(k) Plan to a defined contribution retirement plan intended to qualify under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) and (ii) shall ensure each Company Employee and Union Employee (as applicable) becomes a participant in the Parent 401(k) Plan as of the Effective Time (after giving effect to the service-crediting provisions of Section 5.09(d)).

(i) Notwithstanding the foregoing, nothing contained in this Agreement shall (i) be treated as establishing, or an amendment of, any Company Benefit Plan or any other employee benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation or their affiliates, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 5.09, (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan, or (B) retain the employment of any particular employee or (iv) alter or limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or affiliates to amend, modify or terminate any Company Benefit Plan or other benefit plan, program, agreement or arrangement in accordance with its terms after the Effective Time.

Section 5.10 Expenses. Except as otherwise provided in this Agreement, whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement, the Offer, the Merger and the other Transactions, shall be paid by the party incurring such expense.

Section 5.11 Rule 16b-3 Matters. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, the Company will take all such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Company Board or any committee thereof) will take all such steps as may be required (a) to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements entered into prior to, on or after the date of this Agreement by the Company, any of the Company Subsidiaries or any affiliate of Parent with current or future directors, officers or employees of the Company or the Company Subsidiaries, in each case under which any such person could become entitled to (i) any additional compensation, enhanced severance or other benefits or any acceleration of the time of payment or vesting of any compensation, severance or other benefits or any funding of any compensation or benefits by the Company or any of the Company Subsidiaries, as a result of the Offer or (ii) any other compensation or benefits from the Company or any of the Company Subsidiaries related to or contingent upon or the value of which would be calculated on the basis of the Offer, and (b) to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 5.13 Stockholder Litigation. The Company shall promptly notify Parent upon becoming aware of any litigation or Proceeding commenced against it or any of its directors, officers or affiliates, relating to this Agreement or the Transactions (the “Transaction Litigation”) and shall keep Parent reasonably informed on a prompt basis regarding any Transaction Litigation and give consideration to Parent’s advice regarding Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any Transaction Litigation at its own expense; provided, that the Company shall in any event control the defense, settlement or prosecution of any Transaction Litigation; provided, further, that the Company shall not compromise, settle, or agree to compromise or settle any Transaction Litigation unless Parent shall have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.14 Stockholder Consent. Immediately after execution of this Agreement by the parties hereto, Parent will cause a written consent to be executed by it in its capacity as the sole stockholder of Sub to approve this Agreement in accordance with Section 228 of the DGCL and shall promptly deliver such consent to the Company.

Section 5.15 Stock Exchange Delisting; Deregistration. Prior to the Effective Time the Company shall reasonably cooperate with Parent and use its reasonable efforts to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.16 Financing.

(a) Parent and Sub shall use their reasonable best efforts and do all things necessary or advisable to arrange and obtain the Financing as soon as reasonably practicable and, in any event, no later than the date and time the Acceptance Time is required to be effected in accordance with Section 1.01, on the terms and subject only to the conditions (including, to the extent applicable, the “flex” provisions) described in the Debt Commitment Letter (for purposes of this Section 5.16, the Debt Commitment Letter shall include any Fee Letter), including using reasonable best efforts to (i) enter into definitive agreements with respect to the Debt Commitment Letter, consistent in all material respects with the terms and conditions (as such terms may be modified or adjusted in accordance with the flex provisions contained in any Fee Letter) contemplated therein (the “Definitive Debt Financing Agreements”), (ii) satisfy (or obtain a waiver of) on a timely basis all terms, conditions and covenants, including with respect to the payment of any commitment, engagement or placement fees, applicable to Parent or Sub in the Debt Commitment Letter and the Definitive Debt Financing Agreements that are within Parent’s control, (iii) consummate and cause the Lenders to consummate the Financing at or prior to the Acceptance Time and (iv) enforce their rights under the Debt Commitment Letter and the Definitive Debt Financing Agreements. Notwithstanding the foregoing, Parent and Sub may, as an alternative to arranging and obtaining the Financing, pursue, negotiate, execute and consummate one or more amendments, restatements or other modifications to the Existing Credit Agreement or other financing arrangements of Parent or Sub that provide financing in an amount sufficient to replace in full the Financing contemplated by the Debt Commitment Letter (the “Replacement Financing”). Any Replacement Financing shall not be subject to any conditions precedent, representations, warranties, covenants or other terms that are, individually or in the aggregate, more burdensome or less favorable to the Company than those contained in the Debt Commitment Letter. Parent and Sub shall not agree to any amendments, supplements, replacements or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter or the definitive agreements relating to the Financing without the prior written consent of the Company that (A) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing or similar fees) to an amount that is less than the amount required by Section 4.07(b), or (B)(1) imposes new or additional conditions precedent of the Financing, or (2) otherwise adversely expands, amends or modifies any of the conditions precedent to the Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter, in the case of clauses (1) and (2), in a manner that would reasonably be expected to (I) delay, prevent or impede the ability of Parent and Sub to consummate the Transactions, (II) make the timely funding of the Financing contemplated by the Debt Commitment Letter (or satisfaction of the conditions precedent to the Financing) less likely to occur or (3) adversely impact the ability of each of Parent and Sub to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto (provided that, without the consent of the Company, Parent and Sub may amend the Debt Commitment Letter (x) to add additional lenders, arrangers, bookrunners and agents in accordance with the terms thereof (as in effect on the date thereof) or (y) to implement or exercise any of the “market flex” provisions (including pricing terms) contained in the fee letter executed in connection with the Debt Commitment Letter). Parent shall promptly deliver to the Company copies of any such amendment, modification, supplement, waiver or replacement. Parent and Sub shall use their reasonable best efforts to maintain in effect the Debt Commitment Letter (including any Definitive Debt Financing Agreements) until the Transactions are consummated. Neither Parent nor Sub shall release or consent to the termination of the obligations of the Lenders under the Debt Commitment Letter or the Definitive Debt Financing Agreements except that Parent and Sub may terminate the Debt Commitment Letter (and any Definitive Debt Financing Agreements) without the prior written consent of the Company upon the execution and effectiveness of the Replacement Financing or a definitive amendment to the Existing Credit Agreement that provides for such Replacement Financing, in each case, that meets the requirements of this Section 5.16(a).

(b) If any portion of the Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter (other than pursuant to a termination due to the incurrence of the Replacement Financing), Parent and Sub shall use their reasonable best efforts to, as promptly as practicable following the occurrence of such event but no later than the fifth (5th) Business Day immediately preceding the then scheduled expiration of the Offer, arrange and obtain from alternative sources of financing an amount sufficient to satisfy the Financing Uses, on terms and conditions (including any “flex” provisions) that are at least as favorable to the Company in the aggregate as those contained in the Debt Commitment Letter, which shall not expand upon the conditions precedent or contingencies to the funding at the Acceptance Time of the Financing as set forth in the Debt Commitment Letter in effect on the date hereof or otherwise adversely affect the ability or likelihood of Parent and Sub to timely consummate the Transactions. The new debt commitment letter and fee letter entered into in connection with such alternative financing for any documentation entered into in connection with a Replacement Financing are referred to, respectively, as a “New Debt Commitment Letter” and a “New Fee Letter.” In the event Parent or Sub enter into any such New Debt Commitment Letter, (i) Parent and Sub shall promptly provide the Company with true, correct and complete copies thereof, (provided that the New Fee Letter may be redacted in the manner set forth in Section 4.07(a)), (ii) any reference in this Agreement to the “Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (iii) below, and (iii) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Debt Commitment Letter and any Fee Letter to the extent not superseded by a New Debt Commitment Letter or New Fee Letter, as the case may be, at the time in question and any New Debt Commitment Letter or New Fee Letter to the extent then in effect.

(c) Parent and Sub shall, and shall cause their representatives to, upon the Company’s request, keep the Company informed as promptly as practicable in reasonable detail of the status of their efforts to arrange the Financing or any Replacement Financing (including providing the Company with copies of any draft agreement promptly after requested by the Company). Without limiting the generality of the foregoing, Parent shall (i) furnish the Company complete, correct and executed copies of any amendments, waivers, supplements or other modifications to the Debt Commitment Letter or the Existing Credit Agreement promptly upon their execution and (ii) give the Company prompt written notice and in any event within two (2) Business Days (A) of any default or breach (or any event that, with or without notice, lapse of time or both, would (or could reasonably be expected to) give rise to any default or breach) by any party under the Debt Commitment Letter or the definitive agreements relating to the Financing or the Replacement Financing of which Parent or Sub becomes aware, (B) of any termination of the Debt Commitment Letter, (C) of the receipt of any written notice or other written communication from any person with respect to any (1) actual or potential default, breach, termination or repudiation of the Debt Commitment Letter, any definitive agreement relating to the Financing or any provision of the Debt Commitment Letter or the definitive agreements relating to the Financing or any Replacement Financing, in each case by any party thereto, or (2) material dispute or disagreement between or among any parties to any Debt Commitment Letter or the definitive agreements relating to the Financing (other than disputes occurring as a part of the ordinary course of negotiating the Definitive Debt Financing Agreements) or any Replacement Financing, and (D) if for any reason Parent or Sub believe in good faith that they will not be able to obtain all or any portion of the Financing or any Replacement Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive agreements relating to the Financing or any Replacement Financing, as the case may be.

(d) Prior to the Acceptance Time, at Parent’s sole expense, the Company shall, and shall cause the Company Subsidiaries and instruct the Company Representatives to, in each case, use their reasonable best efforts to provide to Parent and Sub all customary cooperation reasonably requested by Parent that is necessary in connection with the Financing or any Replacement Financing, including reasonable best efforts to (i) upon reasonable notice and at reasonable times, cause management of the Company, with appropriate seniority and expertise, in each case, to participate in a reasonable number of meetings, presentations, sessions with rating agencies and due diligence sessions, (ii) provide reasonable and customary assistance with the preparation of materials for rating agency presentations, lender presentations, bank information memoranda and other customary marketing materials, (iii) to the extent requested by Parent and required under the Debt Commitment Letter, to provide at least five (5) Business Days prior to the Acceptance Time all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, with respect to the Company and the Company Subsidiaries, requested at least ten (10) Business Days prior to the Acceptance Time, (iv) furnish Parent and Sub and the Lenders with the financial statements required by paragraph (iii) of Exhibit C to the Debt Commitment Letter, (v) assist Parent, to the extent reasonably necessary, in connection with the preparation of the disclosure schedules with respect to the Company and the Company Subsidiaries for any credit agreement, pledge, security and other financing documents as may be reasonably requested by Parent in connection with the Financing or any Replacement Financing, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests to the extent such actions are required to be taken as a condition to funding under the Debt Commitment Letter, (vi) take all corporate actions with respect to the Company and the Company Subsidiaries and limited liability company or other actions, each to be effective upon the Closing and subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Financing or any Replacement Financing, including facilitating the execution and delivery by the Company and/or the Company Subsidiaries at the Closing of definitive documents reasonably related to the Financing or any Replacement Financing in accordance with the terms contemplated by the Debt Commitment Letter, and (vii) deliver all notices reasonably requested by Parent or any Debt Financing Sources relating to the prepayment, termination or redemption (within the time periods required by the relevant governing agreement) of the ABL Credit Agreement and the Indenture and the release of related liens and related guarantees as provided by Section 5.18 (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company to complete such prepayment prior to the occurrence of the Closing); provided, however, that notwithstanding anything in this Section 5.16 or elsewhere in this Agreement to the contrary, (1) in no event shall the “reasonable best efforts” of the Company, any Company Subsidiaries or Company Representatives be deemed or construed to require such persons to, and such persons shall not be required to, provide such cooperation to the extent it would (A) interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or (B) require the Company or any Company Subsidiaries to take any action that would reasonably be expected to (x) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter or Company Bylaws or other comparable organizational documents of the Company Subsidiaries, any applicable Laws or any material Contract, (y) cause any Offer Condition or requirement or any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent or Sub the right to terminate this Agreement or (z) result in any employee, officer or director of such person incurring any personal liability (as opposed to any liability in his or her capacity as an officer of such person) with respect to any matters related to the Financing, (2) neither any member of the Company Board nor any member of any of the Company Subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any Financing or agreements related thereto (or any alternative financing), (3) neither the Company nor any of the Company Subsidiaries or any of their respective representatives shall be required to execute or deliver any agreements, certificates, instruments or legal opinions in connection with any Financing (or any alternative financing) (other than customary authorization letters), (4) in no event shall the Company be in breach of this Agreement because of the failure of any financial information to be delivered that is not prepared in the ordinary course of business of the Company at the time requested by Parent, Sub or any Lender, (5) neither the Company nor any of the Company Subsidiaries shall be responsible for any pro forma financial statements required to be provided in accordance with the Debt Commitment Letter, and (6) neither the Company nor any Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for reasonable out-of-pocket costs or expenses that are reimbursed by Parent as provided below in this Section 5.16(d)) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time. Upon the reasonable request of Parent or Sub, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to execute and deliver customary authorization letters in favor of the arranger(s) under the Debt Commitment Letter with respect to the provision by the Company or any Company Subsidiary of financial statements or other evaluation materials provided by the Company or any Company Subsidiary and the distribution of such financial statements and evaluation materials to the Lenders or any prospective Lender in connection with the Financing. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company or any of the Company Subsidiaries in connection with this Section 5.16(d) and/or Section 5.18 below. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing (including any action taken in accordance with this Section 5.16(d) and/or Section 5.18 below), except to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arise out of, or result from, fraud, bad faith, gross negligence, or willful misconduct, in each case, by the Company, the Company Subsidiaries or the Company Representatives.

(e) Each of Parent and Sub acknowledges and agrees that neither the obtaining of the Financing or any alternative financing is a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative financing, subject to the applicable conditions set forth in Section 6.01. Parent and Sub agree that the Company shall not be deemed to have breached Section 5.16(d) unless the Company shall have committed a Willful and Material Breach of Section 5.16(d).

Section 5.17 Ownership and control by United States Citizens. Each of Parent and Sub covenant that it will remain a citizen of the United States for purposes of owning and operating a vessel in the United States coastwise trade and engaging in dredging in the navigable waters of the United States as detailed in Section 4.12 hereof, from the date of this Agreement to the Effective Time.

Section 5.18 Notes; ABL Credit Agreement.

(a) Prior to the Closing, if requested in writing by Parent with reasonable advance notice, the Company shall, and shall cause the Company Subsidiaries to, reasonably cooperate with Parent to, and use reasonable best efforts to, effect the conditional redemption at or after the Closing of the Notes in accordance with the terms of the Notes and the Indenture. The Company shall, at Parent’s reasonable written request, (i) prepare a notice of voluntary redemption (the “Redemption Notice”) with respect to the Notes pursuant to the requisite provisions of the Indenture; (ii) provide Parent with a reasonable opportunity to review and comment on the drafts of the Redemption Notice; (iii) use its reasonable best efforts to give, or request the trustee under the Indenture to give, to holders of the Notes on the Company’s behalf, any such Redemption Notice in accordance with the Indenture, and shall provide the trustee with any officer’s certificate required by the Indenture in connection therewith; and (iv) use its reasonable best efforts to cause the trustee of the Notes to cooperate with Parent to facilitate such redemption. Notwithstanding the above, nothing in this Section 5.18 shall require the Company or any of the Company Subsidiaries to (A) pay or deposit any amounts required to redeem the Notes except to the extent such amounts have been previously provided by Parent to the Company or the Company Subsidiaries, as applicable, in accordance with this Agreement, (B) issue any notices of redemption prior to the Closing, except for such a notice that is in compliance with the Indenture and is conditioned on the occurrence of the Closing, provided that Parent has previously provided to the Company or the Company Subsidiaries, or arrangements satisfactory to the Company have been made that require Parent to deposit with the trustee under the Indenture, all funds required by the time required by the Indenture in order to complete the redemption at or after the Closing, or (C) cause the delivery of any legal opinions or reliance letters from the Company or any of the Company Subsidiaries or their respective counsel or (except for any officer’s certificates of the Company required to be delivered under the Indenture in connection with Redemption Notice given prior to the Closing), any certificates or representations from the Company, any of the Company Subsidiaries or any of their respective affiliates or Representatives.

(b) The Company shall deliver a Payoff Letter to Parent at least one (1) Business Day prior to the Acceptance Time (and shall use commercially reasonable efforts to deliver drafts thereof at least five (5) Business Days prior to the Acceptance Time). Notwithstanding the foregoing, nothing in this Section 5.18(b) shall require the Company or any of the Company Subsidiaries to pay or deposit any amounts required under the Payoff Letter except to the extent such amounts have been previously provided by Parent to the Company or the Company Subsidiaries, as applicable, in accordance with this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) No Injunction. No Governmental Entity of competent jurisdiction shall have issued or entered into any Judgment that is in effect and enjoins or prohibits the consummation of the Merger; and

(b) Consummation of the Offer. The Offer Closing shall have occurred.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated and abandoned at any time prior to the Acceptance Time, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Acceptance Time shall not have occurred on or before June 10, 2026 (such date, the “Outside Date”); provided, however, that if on the Outside Date the condition set forth in clause (b) and/or clause (c)(i) of Annex II (as a result of a Judgment relating to an Antitrust Law) shall not have been satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition, then the Outside Date shall automatically be extended to the date that is six (6) months after the date of this Agreement; provided further that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party if the failure of such party to perform any of its obligations under this Agreement, including Section 5.05, primarily caused or resulted in the failure of the Acceptance Time to occur or the Offer or the Merger to be consummated on or before the Outside Date (it being understood that Parent and Sub shall be deemed a single party for purposes of the foregoing proviso);

(c) by either the Company or Parent, if the Offer Termination shall have occurred; provided, however, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party if the failure of such party to perform any of its obligations under this Agreement, including Section 5.05, primarily caused or resulted in the failure of any of the conditions in Annex II or Article VI to have occurred (it being understood that Parent and Sub shall be deemed a single party for purposes of the foregoing proviso);

(d) by either the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued or entered any Judgment that permanently enjoins or prohibits the Offer or the Merger, and such Judgment shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party if the issuance or entering of such final and non-appealable Judgment was primarily caused by the failure of such party to perform any of its obligations under this Agreement, including, Section 5.05 (it being understood that Parent and Sub shall be deemed a single party for purposes of the foregoing proviso);

(e) by Parent, following any Change of Company Recommendation;

(f) by the Company, in order to enter into an Alternative Acquisition Agreement providing for a Superior Proposal pursuant to Section 5.03(e); provided that the Company shall not have a right to terminate this Agreement pursuant to this Section 7.01(f) unless substantially concurrently with such termination the Company pays the Company Termination Fee in accordance with Section 7.02;

(g) by Parent, if: (i)(A) there is a breach or inaccuracy of any of the Company’s representations and warranties contained in this Agreement, or (B) the Company has failed to perform its covenants and agreements contained in this Agreement, in either case such that the conditions set forth in clauses (c)(ii), (c)(iii) or (c)(v) of Annex II would not be satisfied, (ii) Parent shall have delivered to the Company written notice of such breach, inaccuracy or failure to perform, and (iii) either such breach, inaccuracy or failure to perform is not capable of cure prior to the Outside Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such breach, inaccuracy or failure to perform shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(g) if the breach or inaccuracy of the representations of Parent or Sub contained in this Agreement or Parent’s or Sub’s failure to perform its covenants contained in this Agreement has prevented or would reasonably be expected to prevent Parent or Sub from consummating the Transactions or to materially delay the consummation of any of the Transactions;

(h) by the Company, if (i)(A) there is a breach or inaccuracy of any of Parent’s or Sub’s representations and warranties contained in this Agreement, or (B) Parent or Sub fails to perform its covenants and agreements contained in this Agreement, in either case that has prevented or would reasonably be expected to prevent Parent or Sub from consummating the Offer or the Merger, (ii) the Company shall have delivered to Parent written notice of such breach, inaccuracy or failure to perform, and (iii) either such breach, inaccuracy or failure to perform is not capable of cure prior to the Outside Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such breach, inaccuracy or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if the Company is then in material breach of any representation, warranty, covenant or agreement of this Agreement such that a condition contained in clause (c)(ii) or (c)(iii) of Annex II would not be satisfied; or

(i) by the Company, if (i) Parent or Sub shall have extended the Offer other than as permitted by this Agreement, (ii) all the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer (other than conditions that by their nature are only to be satisfied at the Acceptance Time, provided such conditions would be satisfied if the Acceptance Time were to then occur) and the Offer Closing does not occur on the date and at the time required by Section 1.01(d) or (iii) Parent or Sub shall have failed to accept for purchase all the Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the time period specified in Section 1.01; provided, in each case, that the Company has notified Parent in writing of any such non-compliance and at least ten (10) Business Days shall have elapsed since the date of delivery of such written notice to Parent and such noncompliance shall not have been cured.

Section 7.02 Effect of Termination.

(a) In the event of a valid termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to the last sentence of Section 1.01(e), the last sentence of Section 1.02(b), the last sentence of Section 5.04, Section 5.10, the last two sentences of Section 5.16(d), this Section 7.02 and Article VIII and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of another party’s Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement in which case, the non-breaching party shall be entitled to all rights and remedies available at Law or in equity; provided, however, that the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) Company Payments. In the event that this Agreement is validly terminated:

(i) by (A) Parent pursuant to Section 7.01(e) or (B) the Company pursuant to (x) Section 7.01(f) or (y) Section 7.01(c) in circumstances where Parent would be permitted to terminate this Agreement pursuant to Section 7.01(e), then the Company shall pay to Parent or its designee, within one (1) Business Day following the date of such termination by Parent pursuant to clause (A), or prior to or substantially concurrently with such termination by the Company pursuant to clause (B), an amount equal to $36,861,914 (the “Company Termination Fee”); or

(ii) (A)(1) by Parent pursuant to Section 7.01(g) or (2) by Parent or the Company (I) pursuant to Section 7.01(b) if each Offer Condition has been satisfied (other than (x) the Minimum Tender Condition and (y) any other condition that by its nature is only to be satisfied at the Acceptance Time, provided such condition described in this clause (y) would be satisfied if the Acceptance Time occurred at the time of such termination) or (II) pursuant to Section 7.01(c), (x) if Parent could have terminated under Section 7.01(g) or (y) if each Offer Condition has been satisfied (other than (1) the Minimum Tender Condition and (2) any other condition that by its nature is only to be satisfied at the Acceptance Time, provided such condition described in this clause (2) would be satisfied if the Acceptance Time occurred at the time of such termination), (B) prior to the time of such termination of this Agreement, a Competing Proposal shall have been publicly disclosed or otherwise becomes generally known to the public (and such Competing Proposal shall not have been withdrawn prior to such termination), and (C) within twelve (12) months after the termination of this Agreement, the Company shall have entered into a definitive agreement to effect any Competing Proposal and such Competing Proposal is subsequently consummated (whether during or following such twelve (12) month period), then the Company shall pay to Parent or its designee, prior to or substantially concurrently with the consummation of such Competing Proposal, the Company Termination Fee; provided that, for purposes of this Section 7.02(b)(ii), the term “Competing Proposal” shall have the meaning assigned to such term, except that all percentages therein shall be changed to “50%”.

(c) The parties acknowledge and agree that the agreements contained in this Section 7.02 are an integral part of the Transactions, and that, without these agreements, the parties hereto would not enter into this Agreement. Accordingly, if the Company fails to pay when due any amount pursuant to Section 7.02(b), then the Company shall also (i) reimburse Parent for all reasonable and documented out-of-pocket expenses incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 7.02, and (ii) pay to Parent interest on the Company Termination Fee from the date such payment was required to be paid until the date of payment at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

(d) Each of the parties acknowledges that any amounts payable by the Company pursuant to this Section 7.02, including the Company Termination Fee, do not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate Parent for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision. The parties hereby acknowledge and agree that in the event that the Company Termination Fee is paid by the Company pursuant to this Section 7.02, except as otherwise provided in Section 7.02(a), the Company Termination Fee shall be the sole and exclusive monetary remedy of Parent and Sub and their affiliates and the Parent Related Parties against the Company or any Company Subsidiary or any of the Company Related Parties for any and all losses or damages suffered or incurred by Parent, Sub, or any of their respective affiliates or any other person in connection with this Agreement (and the termination of this Agreement), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination; provided, that the foregoing shall not relieve any party from liability for a Willful and Material Breach of this Agreement prior to any valid termination or impair the rights of Parent and Sub to obtain specific performance or injunctive relief pursuant to Section 8.10 prior to any valid termination of this Agreement or to compel the payment by the Company of the Company Termination Fee. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b).

Section 7.03 Notice of Termination. The party terminating this Agreement pursuant to Section 7.01 (other than pursuant to Section 7.01(a)) must deliver prompt written notice thereof to the other parties hereto setting forth in reasonable detail the provision of Section 7.01 pursuant to which this Agreement is being terminated.

Section 7.04 Amendment. Subject to Section 5.07(e), this Agreement may be amended by the Company, Parent and Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Acceptance Time. This Agreement may not be amended in such manner except by an instrument in writing signed by each of the parties hereto.

Section 7.05 Waiver. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained in this Agreement or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained in this Agreement; provided, however, that after the Acceptance Time, there may not be any extension or waiver of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the holders of Shares hereunder without the approval of the holders of Shares at a duly convened meeting of the holders of Shares called to obtain approval of such extension or waiver of termination of this Agreement; provided, further, that any such waiver after the Acceptance Time by the Company shall only be valid if approved by the Company Board (for the avoidance of doubt consisting of the members of the Company Board who served on the Company Board immediately prior to the Acceptance Time). Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. This Article VIII and the agreements of the Company, Parent and Sub contained in Article II, Section 5.07 (Indemnification; Directors’ and Officers’ Insurance) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger in accordance with their terms. The parties, intending to modify any applicable statute of limitations, hereby agree that none of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement, as applicable. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained in this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing, shall be sent by e-mail of a .pdf attachment, by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed to have been duly given (a) when delivered if delivered in person or when sent if sent by e-mail (provided there is no response indicating non-delivery or failure to reach the recipient of such e-mail), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, with a copy also sent by e-mail or (c) on the next Business Day if transmitted by national overnight courier with a copy also sent by e-mail, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub:

Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, WA 98104

Attention:    Dave Stewart, General Counsel and Corporate Secretary ([***])

with a copy to (for information purposes only):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza New York, NY 10004

Attention:    Philip Richter (Philip.Richter@friedfrank.com)

        Ryan Messier (Ryan.Messier@friedfrank.com)

If to the Company:

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, TX 77024

Attention:    Vivienne Schiffer, Senior Vice President, Chief Legal Officer, Chief Compliance Officer and

        Corporate Secretary ([***])

with copies to (for information purposes only):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Attention:   John P. Kelsh (jkelsh@sidley.com)

        Scott R. Williams (swilliams@sidley.com)

Section 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, the Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that Parent or Sub may assign this Agreement or any rights and interests under this Agreement as collateral security to any lender or financing source of Parent, Sub or any of their respective Affiliates without the prior consent of any other party so long as such assignment would not, or would not reasonably be excepted to, delay or prevent the consummation of the Offer or the Merger. Any assignment or transfer in violation of the preceding sentence shall be void. Parent shall not directly or indirectly transfer any of its assets with the intent or effect of impairing the ability of Company to recover damages suffered in connection with a Willful and Material Breach by Parent.

Section 8.06 Parties in Interest. Except (a) for the provisions of Section 1.01 (which, only from and after the Acceptance Time, shall be for the benefit of holders of Shares validly tendered in the Offer), Article II (which, only from and after the Acceptance Time, shall be for the benefit of holders of Shares validly tendered in the Offer, and from and after the Effective Time, shall also be for the benefit of holders of Shares (not validly tendered in the Offer) and RSU Awards as of the Effective Time) and Section 5.07 (which, only from and after the Effective Time, shall be for the benefit of the Indemnified Parties), and (b) that the Company shall have the right, on behalf of the holders of Shares and RSU Awards (who are third-party beneficiaries hereunder solely to the extent necessary for this clause (b) to be enforceable) to pursue and recover damages against Parent and Sub, for the loss of the Offer Price, the Merger Consideration and any other applicable amount pursuant to this Agreement (including the loss of the premium that such holders would be entitled to receive pursuant to the terms of this Agreement if the Offer and the Merger were consummated in accordance with its terms), and other relief, including equitable relief; provided that the rights granted pursuant to clause (b) shall be enforceable on behalf of the holders of Shares and RSU Awards only by the Company, in its sole and absolute discretion, on behalf of such holders, and any amounts received by the Company in connection therewith may be retained by the Company, (c) for the limitations on liability of the Company Related Parties and Parent Related Parties set forth in Section 7.02(c) or Section 7.02(d), and (d) for the provisions of Section 8.11 which shall be for the benefit of the Debt Financing Sources, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing in this Agreement is intended to and this Agreement shall not confer upon any person other than the parties hereto any rights or remedies hereunder. The Company shall, in its sole discretion and as a representative of holders of Shares and RSU Awards, have the sole and exclusive authority to take action on behalf of holders of Shares and RSU Awards to enforce their rights under this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.05 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. In no event shall any obligations of Parent hereunder or under any other agreement entered into in connection herewith be deemed to relieve any insurer or other third party from any obligation with respect to the Company or the Company Subsidiaries, or any of their respective directors, officers or employees. For the avoidance of doubt, nothing in this Section 8.06 shall eliminate any claims that holders of Shares may have under the Exchange Act.

Section 8.07 Mutual Drafting; Interpretation; Headings; Company Actions. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. In this Agreement, references to “as of the date of this Agreement,” “as of the date hereof” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Financing is the responsibility of Parent and Sub and not the Company or any Company Subsidiary and that (i) the Company makes no representations or warranties relating to the Financing (including whether the Company has authorized the Financing or whether any of the transactions contemplated by the Financing conflict with or violate any obligation of the Company or any Company Subsidiary or Contract to which the Company or any Company Subsidiary is a party), (ii) except for Section 5.16(d), none of the covenants of the Company in this Agreement require the Company to take any action relating to the Financing and (iii) for purposes of the representations and warranties and covenants and obligations of the Company hereunder, the Transactions shall not include the Financing. Any actions to be taken by the Company under this Agreement between the Acceptance Time and the Effective Time must be approved by the Company Board (for the avoidance of doubt consisting of the members of the Company Board who served on the Company Board immediately prior to the Acceptance Time).

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) Except as provided in Section 8.11, this Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or related to this Agreement, the Transactions, the actions of Parent, Sub or the Company in connection with the negotiation, administration, performance and enforcement thereof shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof.

(b) Except as provided in Section 8.11, each of the parties irrevocably agrees that any legal Proceeding (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Transactions, the actions of Parent, Sub or the Company in connection with the negotiation, administration, performance and enforcement thereof brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties agrees not to commence any Proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described in this Agreement. Each of the parties further agrees that notice as provided in this Agreement shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described in this Agreement for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.08(c).

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in.pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage for which monetary relief (including the Company Termination Fee payable pursuant to Section 7.02), even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this

Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity, (ii) the provisions set forth in Section 7.02 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific enforcement or injunctive relief or other equitable relief is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement, injunctive relief or other equitable relief is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

(b) Each of the parties agrees that, (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated in accordance with the terms herein or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any Proceeding for (or limit a party’s right to institute any Proceeding for) specific performance under this Section 8.10 prior, or as a condition, to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any Proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any Proceeding for specific performance under this Section 8.10.

Section 8.11 Certain Provisions Related to Financing Sources.

(a) Notwithstanding anything to the contrary contained herein, the Company and the Company Subsidiaries (on behalf of itself and its affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof) (i) hereby waives any claims or rights against any Debt Financing Source relating to or arising out of this Agreement, the Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise (in each case, other than with respect to the definitive debt documentation), (ii) hereby agrees not to bring or support any Proceeding against any Debt Financing Source in connection with this Agreement, the Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise (in each case, other than with respect to the definitive debt documentation), and (iii) hereby agrees to cause any suit, action or proceeding asserted against any Debt Financing Source by or on behalf of the Company and the Company Subsidiaries (on behalf of itself and its affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof) in connection with this Agreement, the Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated (in each case, other than with respect to the definitive debt documentation). In furtherance and not in limitation of the foregoing waivers and agreements, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to the Company or the Company Subsidiaries in connection with this Agreement, the Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby.

(b) Notwithstanding anything to the contrary contained herein, any right or obligation with respect to any Debt Financing Source in connection with this Agreement, the Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, and any Proceeding, whether at law or in equity and whether in tort, contract or otherwise, arising out of or relating to the Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, including in any Proceeding or counterclaim against any Debt Financing Source, shall be governed by and construed in accordance with the Law of the State of New York.

(c) Notwithstanding anything to the contrary contained herein, each party hereto hereby submits itself to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York and the United States District Court for the Southern District of New York and any appellate courts thereof with respect to any Proceeding, whether at law or in equity and whether in tort, contract or otherwise, arising out of or relating to the Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, including in any Proceeding or counterclaim against any Debt Financing Source, and hereby agrees that it will not bring or support any such Proceeding in any other forum.

(d) The parties hereby agree that (i) the waiver of rights to trial by jury set forth in Section 8.08 applies to any Proceeding, whether at law or in equity and whether in tort, contract or otherwise, arising out of or relating to the Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, including in any Proceeding or counterclaim against any Debt Financing Source and (ii) no amendment or waiver of Section 7.02(d), Section 8.05, Section 8.06(d), Section 8.08(a), Section 8.08(b) and this Section 8.11 or the component terms used herein that is adverse to the Debt Financing Sources shall be effective without the prior written consent of the parties to the Debt Commitment Letter.

(e) The Debt Financing Sources are intended third party beneficiaries of Section 7.02(d), Section 8.05, Section 8.06(d), Section 8.08(a), Section 8.08(b) and this Section 8.11. This Section 8.11 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

* * * * * * * *

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

SALTCHUK RESOURCES, INC.

By:	/s/ Mark N. Tabbutt
Name:	Mark N. Tabbutt
Title:	Chairman and President

HURON MERGECO., INC.

By:	/s/ Mark N. Tabbutt
Name:	Mark N. Tabbutt
Title:	President

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Lasse J. Petterson
Name:	Lasse J. Petterson
Title:	Chief Executive Officer and President

[Signature Page to Merger Agreement]

Annex I

“ABL Credit Agreement” means the Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 29, 2022, as amended, restated, modified and supplemented from time to time, including by Amendment No. 3 to Second Amended and Restated Revolving Credit and Security Agreement, dated as of October 24, 2025, among Great Lakes Dredge & Dock Corporation and the other borrowers party thereto, as borrowers, each lender party thereto and PNC Bank, National Association, as agent (the “Existing Agent”).

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and another person containing terms as to confidentiality that are, in the aggregate, no less restrictive of the counterparty than the terms set forth in the Confidentiality Agreement are to Parent.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Aggregate Common Stock Consideration” means the product of (a) the Merger Consideration multiplied by (b) the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and Dissenting Shares).

“Aggregate Consideration” means the sum of (a) the Aggregate Merger Consideration plus (b) the Aggregate Offer Consideration.

“Aggregate Merger Consideration” means the sum of (a) the Aggregate Common Stock Consideration plus (b) the aggregate RSU Payments.

“Aggregate Offer Consideration” means the product of (a) the Offer Price multiplied by (b) the number of Shares that Sub becomes obligated to purchase pursuant to the Offer.

“AI Technology” means any and all machine learning, deep learning, generative and other artificial intelligence technologies, including algorithms, software or machine-based systems that (a) parse data contextually to provide or analyze information in a manner that imitates cognitive human intelligence, or (b) use neural networks, statistical learning algorithms or reinforcement learning.

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Law and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not such plan is subject to ERISA), and each other employment, change in control, retention, bonus, defined benefit, defined contribution, pension, profit sharing, deferred compensation, stock ownership, stock purchase, stock option, stock appreciation, restricted stock, restricted stock unit, phantom stock or other equity-based, retirement, vacation, severance, termination, disability, death benefit, medical, dental, or other employee benefit plan, policy, program or arrangement, in each case, (a) maintained, sponsored, contributed to, or required to be contributed to, by the Company or any Company Subsidiary or (b) in respect of which the Company or any Company Subsidiary has any liability (contingent or otherwise), other than any Multiemployer Plan or any statutory or government-mandated arrangement.

“Company DSU” means any deferred stock unit under the Director Deferral Plan.

“Company ESPP” means the Company’s 2025 Employee Stock Purchase Plan.

“Company IT Systems” means all IT Systems owned, leased or licensed by the Company and the Company Subsidiaries as part of the operation of its business.

“Company Material Adverse Effect” means any fact, change, circumstance, event, condition, occurrence, development or effect (each an “Effect”) that (a) has had or would reasonably be expected to have, individually or in the aggregate together with all other Effects, a material adverse effect on the assets, business, financial condition or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) solely with respect to the representations and warranties set forth in Section 3.05 or the condition set forth in clause (c)(ii) of Annex II with respect to such representations and warranties, prevents or would reasonably be expected to prevent the ability of the Company to consummate the Offer or the Merger; provided, however, solely in the case of clause (a), that none of the following, and no Effect relating to or arising out of or resulting from the following, shall constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (i) the entry into or the announcement or pendency of this Agreement or the Transactions, the performance by the Company of this Agreement or the consummation of the Transactions, in each case, including (A) by reason of the identity of, or any facts or circumstances relating to, Parent, Sub or any of their respective affiliates and (B) the impact of any of the foregoing on, including the disruption, loss or deterioration of, any of the Company’s or any of the Company Subsidiaries’ relationships (contractual or otherwise) with its respective customers, suppliers, vendors, business partners, employees or regulators (provided, however, that this clause (i) shall not apply to the representations and warranties set forth in Section 3.05, Section 3.12 or the condition set forth in clause (c)(ii) of Annex II to the extent relating to such representations and warranties); (ii) any

Effect affecting the economy or the financial, credit or securities markets in the United States or elsewhere in the world (including interest rates and exchange rates or any changes therein) or any Effect affecting any business or industries in which the Company or any of the Company Subsidiaries operates; (iii) the suspension of trading in securities generally on the Nasdaq; (iv) any development or change in applicable Law, GAAP or accounting standards or the authoritative interpretation or enforcement thereof of any of the foregoing; (v) any action taken by the Company or any of the Company Subsidiaries that is expressly permitted or required by this Agreement or with Parent’s written consent or at Parent’s request or the failure by the Company or any of the Company Subsidiaries to take any action that is prohibited by this Agreement or which the Company did not take on account of withheld consent from Parent (if the Company has timely requested a consent or waiver from Parent); (vi) the commencement, occurrence, continuation or escalation of any armed hostilities, sabotage, or acts of war (whether or not declared) or terrorism, cyber terrorism, cyber espionage or cyber war, or any escalation or worsening of acts of terrorism, armed hostilities or war; (vii) any actions or claims made or brought by any of the current or former holders of Shares (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former holders of Shares) arising out of this Agreement or any of the Transactions; (viii) the existence, occurrence, continuation or escalation of any acts of God, force majeure events, any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or weather-related events or any national, international or regional calamity or any civil unrest or any disease outbreak, pandemic or epidemic; (ix) any changes in the market price or trading volume of the Shares, any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency (it being understood that the exceptions in this clause (ix) shall not prevent or otherwise affect the Effect underlying any such change or failure referred to therein from being taken into account in determining whether a Company Material Adverse Effect has occurred to the extent such Effect is not otherwise expressly excluded by this definition), (x) any failure of the Company or any Company Subsidiary to meet any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results or metrics for any period ending on or after the date of this Agreement (it being understood that the exceptions in this clause (x) shall not prevent or otherwise affect the Effect underlying any such change or failure referred to therein from being taken into account in determining whether a Company Material Adverse Effect has occurred to the extent such Effect is not otherwise expressly excluded by this definition) (provided, that this clause (x) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results or metrics for any period), (xi) any Effect relating to or affecting the price of ship fuel, piracy, or international or intranational hostilities, disputes or conflicts or developments affecting dredging or shipping; provided, that any Effect set forth in clauses (ii), (iii), (iv), (vi), (viii) and (xi) above (to the extent such Effect is not otherwise expressly excluded by this definition) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such Effects have a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, in relation to similarly situated businesses of the Company and the Company Subsidiaries operating in the industries in which the Company and the Company Subsidiaries operate (provided, that only the incremental disproportionate adverse effects of such Effects may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Related Party” means the current or former direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, Debt Financing Sources, affiliates, general or limited partners or assignees of the Company or any Company Subsidiaries.

“Company Representatives” means the Company’s directors, officers, investment bankers and counsel, in each case, to the extent acting at the direction of the Company.

“Company Stock Plans” means the Company’s 2017 Long-Term Incentive Plan and the Company’s 2021 Long-Term Incentive Plan, as amended.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Vessel” means, at any time (a) each vessel owned by the Company or any Company Subsidiary and (b) each vessel owned by a third party and chartered by the Company or a Company Subsidiary pursuant to a bareboat charter; provided, that neither the Acadia nor any other vessel that has not yet been delivered to the Company as of the date hereof shall be deemed a Company Vessel until the time that it is delivered, titled, documented, inspected and placed into service by the Company or a Company Subsidiary.

“Competing Proposal” means, other than the Transactions, any proposal or offer from any person (other than Parent, Sub or any of their respective affiliates or representatives) relating to (a) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of more than twenty percent (20%) of the consolidated assets (based on fair market value or book value) of the Company and the Company Subsidiaries, taken as a whole, (b) the acquisition in any manner, directly or indirectly, by any person of more than twenty percent (20%) of the issued and outstanding Shares or (c) any merger, combination, share exchange or similar transaction as a result of which the holders of Shares issued and outstanding immediately prior to such transaction would own less than eighty percent (80%) of the outstanding voting power of the parent entity resulting from such transaction.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Parent dated October 1, 2025.

“Contract” means any legally binding agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of Indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, or other legal commitment to which a person is a party or to which the properties or assets of such person are subject (other than a Company Benefit Plan, Multiemployer Plan or any statutory or government-mandated benefit arrangement, purchase or sale orders, invoices, work orders, statements of work or similar arrangements or modifications to Contracts (e.g., identifying changes in quantities or work scope added or removed) entered into in the ordinary course of business).

“Copyrights” means United States and non-United States copyrights and mask works (as defined in 17 U.S.C. §901) and registrations and pending applications to register the same.

“Debt Financing Source” means the entities (together with their respective former, current and future affiliates and each former, current and future officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative of each such lender, other person or affiliate, and together with the heirs, executors, successors and assigns of any of the foregoing) that have committed or subsequently commit to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing or any Replacement Financing in connection with the Transactions, including without limitation, the arrangers, agents, lenders and/or purchasers party to the Debt Commitment Letter on the date hereof and including any such entity that joins a Debt Commitment Letter after the date hereof to provide all or any portion of the commitments thereunder.

“Director Deferral Plan” means the Great Lakes Dredge & Dock Corporation Director Deferral Plan.

“Environmental Laws” means all applicable Laws pertaining to pollution or the protection of the environment, natural resources, marine resources, endangered species, or human health and safety (to the extent relating to exposure to Hazardous Substances), including such Laws relating to contamination and the use, generation, management, handling, transport, treatment, disposal, storage or Release of, or exposure to, Hazardous Substances.

“Environmental Permits” means any Permit required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” means that certain Credit Agreement dated as of May 21, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Saltchuk Resources, Inc., as the company, certain subsidiaries of the company party thereto as borrowers and guarantors, Bank of America, N.A., as administrative agent and L/C issuer, and the lenders from time to time party thereto.

“Foreign Investment Laws” means any applicable Law intended to screen, prohibit, or regulate foreign investments on public interest or national security grounds.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Bid” means any bid, offer, proposal or response to a solicitation made by the Company which, if accepted or awarded, would result in the establishment of a Government Contract.

“Government Contract” means any Contract, subcontract, teaming agreement, basic ordering agreement, blanket purchase agreement, letter agreement, other transaction authority agreement, grant, purchase order, delivery order, task order of any kind, and including all amendments, modifications and options thereunder or relating thereto, made by the Company, on the one hand, and (a) any Governmental Entity, (b) any prime contractor to any Governmental Entity, or (c) any higher-tier subcontractor at any tier with respect to any Contract of a type described in the preceding clauses (a) or (b), on the other hand.

“Government Data” means U.S. defense covered information, federal government data, and federal government classified, controlled unclassified, and sensitive security information.

“Governmental Entity” means any United States or foreign national, federal, state, county, municipal or local government, or other governmental or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Hazardous Substances” means any substance or material defined, identified or regulated as hazardous or toxic or as a pollutant or contaminant or words of similar meaning or effect under any Environmental Law due to their hazardous, toxic, dangerous or deleterious properties or characteristics, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum and petroleum products, lead and lead-based paint, radioactive materials, and per- and polyfluoroalkyl substances, and toxic mold.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), other than indebtedness for borrowed money between the Company and any of the Company Subsidiaries or between the Company Subsidiaries, (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit (to the extent drawn) or similar instruments, (c) obligations of the Company or any of the Company Subsidiaries under capitalized leases as defined pursuant to GAAP as of the date hereof without giving effect to ASC 842, (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements (other than foreign exchange hedges entered into with respect to non-monetary assets or liabilities reflected on the consolidated balance sheet of the Company and the Company Subsidiaries), and (e) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries. Indebtedness shall not include any obligations under or relating to any surety bonds or indemnification commitments related thereto.

“Indenture” means that certain Indenture, dated as of May 25, 2021, as amended, restated, modified and supplemented from time to time, among Great Lakes Dredge & Dock Corporation, as issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (and the notes issued thereunder, the (“Notes”)).

“Insurance Policies” means all insurance policies and arrangements held, as of the date of this Agreement, by the Company, any Company Subsidiary, or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary including coverage as a member in a maritime protection and indemnity club.

“Intervening Event” means a material event, occurrence, change, effect, condition, development or state of facts or circumstances (other than a Competing Proposal or Superior Proposal) arising after the date of this Agreement, that was neither known to, nor reasonably foreseeable by, the Company Board prior to the date of this Agreement but becomes known to the Company Board after the date of this Agreement.

“IT Systems” means all software, systems, servers, websites, computers, hardware, firmware, middleware, networks, peripherals, data communications lines, routers, hubs, switches, and all other information technology equipment.

“Jones Act” means the United States cabotage and vessel documentation Laws, including applicable citizenship and vessel eligibility requirements principally contained in 46 U.S.C. Chapters 121 and 551, as well as related provisions including 46 U.S.C. §§ 50501 and 56101, each as may be amended from time to time and any successor or replacement statutes, together with the regulations promulgated thereunder by the U.S. Coast Guard and the U.S. Maritime Administration relating to the building, ownership, operation, and transfer of U.S. flag vessels in the United States coastwide trade.

“Judgment” means any judgment, order, award, stipulation, settlement, injunction or decree or arbitration award of any Governmental Entity or arbitrator (whether temporary, preliminary or permanent).

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge as of the date hereof of the individuals listed in Section 1.1(a) of the Company Disclosure Letter (without independent investigation), and (b) with respect to Parent, the actual (but not constructive or imputed) knowledge as of the date hereof of the individuals listed in Section 1.1(a) of the Parent Disclosure Letter (without independent investigation).

“Law” or “Laws” means any federal, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, treaty, order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

“LCT Election” means the election by Parent to have the LCT Test Date (as defined under the Existing Credit Agreement) be the date of this Agreement in connection with the Transactions.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature including restriction on the use, voting, transfer or other exercise of ownership, whether voluntarily incurred or arising by operation of Law, other than any licenses of Intellectual Property Rights.

“Malicious Code” means (a) any virus, malware, ransomware, Trojan horse, worm, back door, time bomb, drop dead device, spyware, trackware, or adware and (b) any similar program, routine, instruction, device, code, contaminant, logic, or effect designed or intended to disable, disrupt, erase, harm, or otherwise impede the operation of, or enable any person to access without authorization, or otherwise materially and adversely affect the functionality of, any IT System (or portion thereof).

“Maritime Conventions” means any international convention promulgated by the International Maritime Organization and in force, including related guidelines, codes, regulations or similar requirements concerning or relating to the Company, Company Subsidiaries and/or a Company Vessel to which the Company, Company Subsidiaries and/or a Company Vessel are subject.

“Maritime Requirements” means any rule, protocol, guideline or requirement applicable to the Company, Company Subsidiaries and/or a Company Vessel imposed or published by the Company Vessel’s classification society or other Recognized Organization, or insurer.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Stock Market.

“Nonunion Employee” means an employee of the Company or a Company Subsidiary for whom a CBA does not govern the terms of such employment.

“ordinary course of business” means the ordinary course of the business of the Company and the Company Subsidiaries.

“Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all such all other events, conditions, changes, occurrences or developments of a state of circumstances or facts, would prevent, impair or materially delay the consummation of the Transactions or prevent or materially impair or delay the ability of Parent or Sub to consummate the Transactions or perform its obligations hereunder.

“Parent Related Party” means the current or former direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, general or limited partners or assignees of Parent or any of its Subsidiaries.

“Patents” means United States and non-United States patents, patent applications, continuations, continuations-in-part, divisions, and reissues.

“Payoff Letter” means a customary letter and lien release documentation signed by the Existing Agent, in form and substance reasonably acceptable to Parent, (a) specifying all amounts of such Indebtedness owed under the ABL Credit Agreement, as well as any other amounts required to fully pay off all of such Indebtedness at the Closing, and (b) agreeing that, upon the Existing Agent’s receipt of the applicable payoff amount, (i) all outstanding obligations of the Company and the Company Subsidiaries arising under or related to the ABL Credit Agreement shall be repaid and discharged in full (other than in respect of obligations which by their express terms survive such repayment and other than with respect to any outstanding letters of credit that will be cash collateralized, backstopped or grandfathered into the Financing) and (ii) any Liens granted in connection with the ABL Credit Agreement shall be released.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established in the Company Financial Statements in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date of this Agreement or that the Company or any Company Subsidiary is permitted to incur under Section 5.01, (d) Liens for which either title insurance coverage, bonding or an indemnification has been obtained, (e) easements shown by the public records, overlaps, encroachments and any matters of record that would be disclosed by an accurate survey to the extent such survey and any applicable underlying agreements are made available to Parent (other than such matters that, individually or in the aggregate, materially adversely impair the value or current use of the subject real property), (f) title to any portion of the premises lying within the right of way or boundary of any public road or private road, provided that (i) any such encroachment is lawful or permitted pursuant to applicable law, recorded easements, licenses, or rights-of-way, (ii) the applicable Real Property has direct legal public access to another public roadway, and (iii) the encroachment does not otherwise materially interfere with the current use, access to, or value of the Real Property, (g) rights of parties in possession under valid written leases set forth in Section 1.1(b) of the Company Disclosure Letter, none of which contain rights to purchase and each of which has been made available to Parent, (h) Liens imposed or promulgated by Law with respect to real property and improvements, under building codes and zoning regulations, none of which is violated in any material respect by the current use or structure of the property or improvements to which they relate, (i) easements, rights of way, restrictions, covenants or other similar matters that are not violated in any material respect by the existing use or structure of the subject real property or improvements, are not material in amount, and do not materially detract from the value or materially impair the existing use (or ongoing use in the same manner) of the subject real property, (j) Liens created by or resulting from any Proceeding which is not otherwise a violation of the representations set forth in Article IV, (k) all matters and exceptions set forth in any title insurance policies, if any, made available to Parent prior to the date of this Agreement, (l) Liens that affect the underlying fee interest of any Leased Real Property, (m) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases, charters or similar financial arrangements, (n) Liens securing the Financing, (o) liens for which either insurance coverage, bonding, or an indemnification has been obtained and (p) Permitted Maritime Liens.

“Permitted Maritime Liens” means, with respect to a Company Vessel: (a) Liens for the wages of such Company Vessel’s crew (including the wages of the master) that are incurred and are outstanding in the ordinary course of business; (b) Liens for salvage (including contract salvage) or general average; (c) Liens for wages of stevedores employed directly by the owner, owner pro hac vice, master, manager, or agent appointed by the owner, owner pro hac vice, or manager of such Company Vessel; (d) Liens for necessaries and other Liens arising under applicable Law in the ordinary course of business in provisioning, operating, maintaining, and repairing such Company Vessel (other than those referred to clause (a), (b), or (c) above); and (e) Liens for damages arising out of maritime torts; which, in the case of clauses (a), (b), (c), and (d), (A) are not yet due or have not existed for not more than sixty (60) days, or (B) are being contested in good faith by appropriate proceedings, and which in the case of clause (e), (i) a bond or other security has been posted on behalf of the Company or any of the Company Subsidiaries with the appropriate court to prevent the arrest or attachment or to secure the release of such Company Vessel from arrest or attachment within sixty (60) days of seizure, (ii) which are being contested in good faith by appropriate proceedings, or (iii) of which the owner or the owner pro hac vice of the Company Vessel is not aware or for which a claim has not been alleged or asserted.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means any information that either directly or indirectly identifies or, alone or in combination with any other information, could reasonably be used to identify a natural person, including any information that is considered “personally identifiable information,” “nonpublic personal information,” “protected health information,” “personal information,” or “personal data,” or any similar term under Privacy Laws.

“PPN Agreement” means the Master Note Purchase and Guaranty Agreement, dated July 8, 2024, governing the (i) $125,0000,000 6.31% Series A Senior Notes due September 19, 2031, (ii) $250,0000,000 6.41% Series B Senior Notes due September 19, 2034 and (iii) $125,0000,000 6.51% Series C Senior Notes due September 19, 2036, in each case, issued by Parent.

“Privacy Laws” means all applicable Laws and Judgments relating to privacy, data security, data protection, and processing of Personal Data and Government Data.

“Privacy Requirements” means (a) the Company’s written internal and external privacy and data security policies, (b) all applicable rules of self-regulatory organizations and codes of conduct, including the Payment Card Industry Data Security Standard (PCI DSS), (c) all Privacy Laws, and (d) all Contracts concerning information security and data privacy (including the processing of Personal Data and Government Data).

“Public Software” means Software that is, contains or is derived from Software distributed as freeware, shareware or open source Software, or under similar licensing or distribution models or otherwise are identified as open source licensing or distribution models by the Open Source Initiative at www.opensource.org or the Free Software Foundation at www.fsf.org, or the Software Package Data Exchange at https://spdx.org/licenses.

“Recognized Organization” means an organization authorized by the U.S. Coast Guard to issue certain vessel certifications on behalf of the U.S. Coast Guard, including without limitation the general authority set out in 46 C.F.R. § 2.01-15 or the authority to assign load lines and issue Load Line Certificates set out in 46 C.F.R. § 42.05-60.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, migrating, leaching, dispersing, or disposing into the indoor or outdoor environment of any Hazardous Substances.

“Sanctioned Person” means any entity or individual that is: (a) specifically listed in any Sanctions List or is otherwise subject to or the target of any economic or financial sanctions or trade embargoes including, without limitation: (i) United Nations sanctions imposed pursuant to any United Nations Security Council Resolution or (ii) U.S. sanctions administered by any U.S. Governmental Entity; (b) an agency, branch, department, instrumentality, agent or officer of any Governmental Entity of a country subject to U.S. sanctions; or (c) owned fifty percent (50%) or more, directly or indirectly, by any person included on the Sanctions List.

“Sanctions” means U.S. and any applicable foreign economic sanctions laws and regulations, including economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Sanctions List” refers to the “Specially Designated Nationals and Blocked Persons (“SDN”) List,” the “Sectoral Sanctions Identifications List,” the “Non-SDN Chinese Military Industrial Complex Companies List,” the “Entity List,” “Military End User List,” “Unverified List,” or other persons subject to a denial order commonly referred to as the “Denied Persons List” and the “Debarred Persons List,” or any similar list maintained or published by the United States or United Nations relating to economic sanctions, export controls, or other international trade or finance restrictive measures, each as amended, supplemented or substituted from time to time.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means (a) computer software programs, applications and code, including any and all system software, mobile apps, software provided for access or use in a “hosted” or “SaaS” basis, scripts, routines, software implementations of algorithms, models and methodologies, whether in source code or object code and (b) all documentation, including user manuals and other training documentation related to any of the foregoing.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the “present fair saleable value” of such person’s total assets exceeds the value of such person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage, and (c) such person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Competing Proposal (with all percentages in the definition of “Competing Proposal” changed to fifty percent (50%)) that did not result from a material breach of Section 5.03(a), made by any person that the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and considering such factors as the Company Board (or a committee thereof) considers to be appropriate (including all terms and conditions of such Competing Proposal and any changes proposed in writing by Parent to the terms of this Agreement pursuant to Section 5.03(e), and the certainty of value presented by such proposal and the likelihood of consummation), is more favorable to the holders of Shares from a financial point of view than the Transactions.

“Tax” and “Taxes” means any federal, state, local, non-U.S. or other tax of any kind, including net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other similar tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means any return, report, election or similar statement (including schedules or attachments thereto and any amendments thereof) filed or required to be filed with respect to any Tax including any information return, claim for refund, or declaration of estimated Tax.

“Trade Secrets” means trade secrets and confidential information, ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans, inventions, technology (whether patentable or not), and other proprietary information, in each case which provides the owner with a competitive advantage or derives value, monetary or otherwise, from being maintained in confidence.

“Trademarks” means United States, state and non-United States trademarks, service marks, trade dress, trade names, corporate names, designs, logos, slogans and other indicia of the source of goods or services, pending registrations and applications to register the foregoing, and all goodwill associated with the use thereof in commerce.

“Union Employee” means an employee of the Company or a Company Subsidiary whose employment terms are governed by a CBA and who continues in employment following the Effective Time.

“Willful and Material Breach” means, with respect to any covenant or agreement of a party in this Agreement or in the Offer, an action or omission taken or omitted to be taken by such party in material breach of such covenant or agreement that the breaching party intentionally takes (or fails to take) (a) with knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such covenant or agreement or (b) which such breaching party should have known would result in a material breach of such covenant or agreement. For the avoidance of doubt, any failure of a party to (i) consummate the Offer Closing, including depositing the funds in the Exchange Fund as contemplated by Article II, accepting for payment the Shares validly tendered (and not validly withdrawn) in the Offer at the time required by this Agreement, and purchasing and paying for the Shares at the time required by this Agreement or (ii) consummate the Merger at the time required by this Agreement is a Willful and Material Breach (it being understood that Parent and Sub shall be deemed a single party for purposes of this sentence).

“Withdrawal Liability” has the meaning given in Part 1 of Subtitle E of Title IV of ERISA.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
401(k) Plans	Section 5.09(h)
Acceptance Time	Section 1.01(d)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.03(d)
Anti-Corruption Laws	Section 3.06(d)
Bankruptcy and Equity Exception	Section 3.04(a)
Benefit Protection Period	Section 5.09(a)
Book-Entry Shares	Section 2.01(a)(i)
CBAs	Section 3.14(a)
Certificate	Section 2.01(a)(i)
Certificate of Merger	Section 1.05
Change of Company Recommendation	Section 5.03(d)
Closing	Section 1.04
Commencement Time	Section 1.01(a)
Company	Preamble
Company Board	Recitals
Company Bylaws	Section 1.06(a)
Company Charter	Section 1.06(a)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employee	Section 5.09(a)
Company Financial Statements	Section 3.07(b)
Company Intellectual Property Rights	Section 3.18(b)
Company Material Contract	Section 3.20(b)
Company Owned Intellectual Property Rights	Section 3.18(b)
Company Permits	Section 3.06(a)
Company Preferred Stock	Section 3.02(a)
Company Recommendation	Recitals
Company Registered Intellectual Property Rights	Section 3.18(a)
Company SEC Documents	Section 3.07(a)
Company Termination Fee	Section 7.02(b)(i)
D&O Insurance	Section 5.07(b)
Debt Commitment Letter	Section 4.07(a)

Definitive Debt Financing Agreements	Section 5.16(a)
DGCL	Recitals
Disclosed Conditions	Section 4.07(c)
Dissenting Shares	Section 2.04
Dissenting Stockholder	Section 2.04
DTC	Section 2.02(b)
Effective Time	Section 1.05
Employment Laws	Section 3.14(d)
Exchange Fund	Section 2.02(a)
Existing Agent	Annex I
Expiration Date	Section 1.01(b)(i)
Fee Letter	Section 4.07(a)
Final Purchase Date	Section 2.03(c)
Financing	Section 4.07(a)
Financing Uses	Section 4.07(b)
Indemnified Liabilities	Section 5.07(a)
Indemnified Party	Section 5.07(a)
Initial Expiration Date	Section 1.01(b)(i)
Intellectual Property Rights	Section 3.18(b)
Leased Real Property	Section 3.16(b)
Lenders	Section 4.07(a)
Material Customer	Section 3.25
Material Supplier	Section 3.25
Merger	Recitals
Merger Consideration	Section 2.01(a)(i)
Minimum Tender Condition	Annex II
New Debt Commitment Letter	Section 5.16(b)
New Fee Letter	Section 5.16(b)
Notes	Annex I
Notice of an Intervening Event	Section 5.03(f)(ii)
Notice of Superior Proposal	Section 5.03(e)(ii)
Offer	Recitals
Offer Closing	Section 1.01(d)
Offer Conditions	Section 1.01(b)(i)
Offer Documents	Section 1.01(f)
Offer Price	Recitals
Offer Termination	Section 1.01(e)
Offer Termination Date	Section 1.01(e)
Outside Date	Section 7.01(b)
Owned Real Property	Section 3.16(a)
Parent	Preamble
Parent 401(k) Plan	Section 5.09(h)
Parent Disclosure Letter	Article IV
Parent Audited Financial Statements	Section 4.07(d)
Parent Financial Statements	Section 4.07(d)
Paying Agent	Section 2.02(a)

Performance-Based RSU Award	Section 2.03(a)
Permit	Section 3.06(a)
Proceeding	Section 3.12
Prohibited Term	Section 4.07(a)
Proprietary Software	Section 3.18(c)
Real Property	Section 3.16(b)
Real Property Leases	Section 3.16(b)
Redemption Notice	Section 5.18(a)
Replacement Financing	Section 5.16(a)
RSU Award	Section 2.03(a)
RSU Payments	Section 2.03(a)
RSUs	Section 2.03(a)
Sarbanes-Oxley Act	Section 3.07(a)
Schedule 14D-9	Section 1.02(a)
Schedule TO	Section 1.01(f)
SDN	Annex I
SEC Transaction Documents	Section 3.08
Security Plan	Section 3.19(b)
Severance Plan	Section 5.09(a)
Share	Section 2.01(a)(i)
Shares	Section 2.01(a)(i)
Special PSUs	Section 2.03(a)
Specified Date	Section 3.02(a)
Sub	Preamble
Surviving Corporation	Section 1.03
Takeover Statute	Section 3.23
Time-Based RSU Award	Section 2.03(a)
Trade Controls	Section 3.27(a)
Transaction Litigation	Section 5.13
Transactions	Recitals

Annex II

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex II but not defined herein have the meanings assigned to such terms in this Agreement, of which this Annex II is a part.

Notwithstanding any other term of the Offer or this Agreement to the contrary, Sub shall not be required to, and Parent shall not be required to cause Sub to, accept for payment or subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if:

(a) there shall have not been validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares directly or indirectly owned by Parent, Sub and any of their respective wholly-owned Subsidiaries (if any) as of the expiration of the Offer, would represent at least one Share more than a majority of the issued and outstanding Shares as of the expiration of the Offer (the “Minimum Tender Condition”); provided, however, that for purposes of determining whether the Minimum Tender Condition has been satisfied, the parties shall exclude Shares tendered in the Offer that have not yet been “received” (as defined in Section 251(h) of the DGCL);

(b) any applicable waiting period (or any extensions thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall not have expired or been terminated as of the expiration of the Offer;

(c) any of the following conditions shall have occurred and be continuing as of the Acceptance Time:

(i) any Governmental Entity of competent jurisdiction shall have issued or entered any Judgment that enjoins or prohibits the making of the Offer or the consummation of the Offer or the Merger and such Judgment remains in full force and effect;

(ii) (A) any of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Section 3.01(a), Section 3.01(b), Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.10(b), Section 3.23 and Section 3.24), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall not have been true and correct in all respects at and as of the Acceptance Time, as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specified date, in which case as of such specified date), except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (B) the representations and warranties of the Company set forth in (x) the first, second and third sentences of Section 3.02(a), (y) Section 3.02(b), and (z) Section 3.02(d) shall not have been true and correct in all respects, except for inaccuracies that are de minimis, as of the Acceptance Time as if made at and as of the Acceptance Time (except to the extent such representations and warranties are expressly made as of a specified

II-1

date, in which case as of such specified date); (C) the representations and warranties of the Company set forth in Section 3.01(a), Section 3.01(b), the fourth sentence of Section 3.02(a), Section 3.23 and Section 3.24 if qualified by Company Material Adverse Effect shall not have been true and correct in all respects and if not qualified by Company Material Adverse Effect shall not have been true and correct in all material respects at and as of the Acceptance Time, as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specified date, in which case as of such specified date); and (D) the representations and warranties of the Company set forth in Section 3.10(b) shall not have been true and correct in all respects as of the Acceptance Time as if made at and as of the Acceptance Time (except to the extent such representations and warranties are expressly made as of a specified date, in which case as of such specified date);

(iii) the Company shall not have performed or complied in all material respects with its agreements and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Acceptance Time;

(iv) Parent and Sub shall not have received a certificate, dated as of the date of the Acceptance Time and signed on behalf of the Company by an executive officer of the Company, as to the satisfaction of the conditions in clauses (c)(ii), (c)(iii) and (c)(v) of this Annex II;

(v) a Company Material Adverse Effect shall have occurred since the date of this Agreement; or

(vi) this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions (other than the Minimum Tender Condition or the conditions set forth in clause (b) and clauses (c)(i) and (c)(vi)) are for the sole benefit of Parent and Sub and, subject to the terms and conditions of this Agreement and applicable Law, may be waived by Parent and Sub, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition, which may be waived by Sub only with the prior written consent of the Company, or the conditions set forth in clause (b) and clauses (c)(i) and (c)(vi)). The failure by Parent or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

II-2